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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 28, 2005.

Commission File Number 1-14696,333-12222

China Mobile (Hong Kong) Limited

(Translation of registrant's name into English)

(Exact Name of Registrant as Specified in Its Charter)

60th Floor, The Center, 99 Queen's Road Central, Hong Kong, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Mobile (Hong Kong) Limited
(Registrant)

Date April 28, 2005

By [signature]
(Signature) *
WANG Jianzhou
Chairman and Chief Executive Officer

* Print the name and title under the signature of the signing officer.

SEC 1815 (04-05)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

中国移动通信
CHINA MOBILE



China Mobile (Hong Kong) Limited

Annual Report 2004

Contents

Financial Highlights

Actual	2004	2003	Growth
Operating revenue (Turnover) (RMB Millions)	**192,381**	158,604	21.3%
EBITDA (RMB Millions)	**107,221**	92,278	16.2%
EBITDA margin	**55.7%**	58.2%	—
Profit attributable to shareholders (RMB Millions)	**42,004**	35,556	18.1%
Basic earnings per share (RMB)	**2.14**	1.81	18.2%
Dividend per share – Interim (HK$)	**0.20**	0.16	
– Final (HK$)	**0.46**	0.20	
– Full year (HK$)	**0.66**	0.36	83.3%

Pro-forma combined	2004	2003	Growth
Operating revenue (Turnover) (RMB Millions)	**203,993**	179,068	13.9%
EBITDA (RMB Millions)	**113,050**	101,663	11.2%
EBITDA margin	**55.4%**	56.8%	—
Profit attributable to shareholders (RMB Millions)	**43,207**	37,467	15.3%

Note: The pro-forma combined operating results are prepared on the assumption that the existing corporate structure of the Group with 31 operating subsidiaries was in place since 1 January 2003.

Operating Revenue (Turnover)
(RMB Millions)



128,561
158,604
192,381
2002
2003
2004

EBITDA
(RMB Millions)



77,309
92,278
107,221
2002
2003
2004

Profit Attributable to Shareholders
(RMB Millions)



32,601
35,556
42,004
2002
2003
2004

Basic Earnings per Share
(RMB)



1.70
1.81
2.14
2002
2003
2004

Dividend per Share, Dividend Payout Ratio
(HK$)



0.32
0.36
0.66
2002
2003
2004

Company Profile

China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998. As the leading mobile services provider in Mainland China, the Group boasts the world's largest unified, contiguous all-digital mobile network and the world's largest mobile subscriber base. In 2004, the Company was once again selected as one of "The World's 400 A-List Companies" by the internationally renowned business magazine *Forbes* and is the only Chinese company inducted into this A-List for three consecutive years. The Company's corporate credit rating was upgraded to BBB+ (equivalent to China's sovereign rating) by Standard and Poor's and A3 by Moody's in 2004.

The Company owns a 100 per cent. interest in Guangdong Mobile Communication Company Limited ("Guangdong Mobile"), Zhejiang Mobile Communication Company Limited ("Zhejiang Mobile"), Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile"), Fujian Mobile Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile"), Hainan Mobile Communication Company Limited ("Hainan Mobile"), Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile"), Guangxi Mobile Communication Company Limited ("Guangxi Mobile"), Anhui Mobile Communication Company Limited ("Anhui Mobile"), Jiangxi Mobile Communication Company Limited ("Jiangxi Mobile"), Chongqing Mobile Communication Company Limited ("Chongqing Mobile"), Sichuan Mobile Communication Company Limited ("Sichuan Mobile"), Hubei Mobile Communication Company Limited ("Hubei Mobile"), Hunan Mobile Communication Company Limited ("Hunan Mobile"), Shaanxi Mobile Communication Company Limited ("Shaanxi Mobile"), Shanxi Mobile Communication Company Limited ("Shanxi Mobile"), Neimenggu Mobile Communication Company Limited ("Neimenggu Mobile"), Jilin Mobile Communication Company Limited ("Jilin Mobile"), Heilongjiang Mobile Communication Company Limited ("Heilongjiang Mobile"), Guizhou Mobile Communication Company Limited ("Guizhou Mobile"), Yunnan Mobile Communication Company Limited ("Yunnan Mobile"), Xizang Mobile Communication Company Limited ("Xizang Mobile"), Gansu Mobile Communication Company Limited ("Gansu Mobile"), Qinghai Mobile Communication Company Limited ("Qinghai Mobile"), Ningxia Mobile Communication Company Limited ("Ningxia Mobile") and Xinjiang Mobile Communication Company Limited ("Xinjiang Mobile"), and operates nationwide mobile telecommunications services in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China through these thirty-one subsidiaries.

As of 31 December 2004, the Group had an aggregate staff of 88,127 and an aggregate mobile telecommunications subscriber base of 204.2 million. The Group enjoyed a market share of approximately 64.3 per cent. and a domestic network coverage of 99 per cent. of the cities and towns within its service areas. The Group's GSM global roaming services cover 184 countries and regions and GPRS roaming services covered 73 countries and regions.

The Company's majority shareholder is China Mobile (Hong Kong) Group Limited, which, as of 31 December 2004, indirectly held an equity interest of approximately 75.6 per cent. of the Company through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited. The remaining equity interest of approximately 24.4 per cent. of the Company was held by public investors.

Milestones

2004

5 NOVEMBER 2004

Mr. Wang Xiaochu resigned from his position as an Executive Director, Chairman and Chief Executive Officer of the Company. After the review and approval by the Board and the Nomination Committee of the Company, Mr. Wang Jianzhou has been appointed as an Executive Director, Chairman and Chief Executive Officer of the Company and is in charge of the overall management of the Company.

1 JULY 2004

China Mobile (Hong Kong) Limited completed the acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, China Mobile Communication Company Limited and Beijing P&T Consulting and Design Institute Company Limited. The Company became the first overseas-listed PRC telecommunications company operating in all 31 provinces (autonomous regions and directly-administered municipalities) in Mainland China.

2003

22 JANUARY 2003

The RMB8 billion corporate bonds, issued in China through China Mobile (Hong Kong) Limited's wholly-owned subsidiary, were listed and commenced trading on the Shanghai Stock Exchange and received an enthusiastic response from the market.

2002

28 OCTOBER 2002

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary, Guangdong Mobile, issued a further RMB8 billion in aggregate of corporate bonds in China.

1 JULY 2002

China Mobile (Hong Kong) Limited completed the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile.

2001

18 JUNE 2001

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary Guangdong Mobile, issued an aggregate of RMB5 billion of corporate bonds in China, which were successfully listed on the Shanghai Stock Exchange on 23 October 2001.

2000

13 NOVEMBER 2000

China Mobile (Hong Kong) Limited completed the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile.

3 NOVEMBER 2000

China Mobile (Hong Kong) Limited completed an equity offering of approximately US$6.865 billion and an offering of convertible notes of US$690 million due 2005. China Mobile (Hong Kong) Limited also raised RMB12.5 billion by way of syndicated loans.

4 OCTOBER 2000

China Mobile (Hong Kong) Limited and Vodafone Group Plc. entered into a strategic investor subscription agreement, whereby Vodafone Group Plc. agreed to acquire new shares of China Mobile (Hong Kong) Limited for US$2.5 billion.

28 JUNE 2000

China Telecom (Hong Kong) Limited changed its name to China Mobile (Hong Kong) Limited.

9 JUNE 2000

China Telecom (Shenzhen) Limited, a wholly-owned subsidiary of China Telecom (Hong Kong) Limited, was established.

5 JUNE 2000

China Telecom (Hong Kong) Limited established Aspire Holdings Limited for the research and development of wireless data businesses.

1999

12 NOVEMBER 1999

China Telecom (Hong Kong) Limited completed the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile.

2 NOVEMBER 1999

China Telecom (Hong Kong) Limited completed an equity offering of approximately US$2 billion and an offering of global notes due 2004 of US$600 million.

1998

4 JUNE 1998

China Telecom (Hong Kong) Limited completed the acquisition of Jiangsu Mobile.

1997

22 & 23 OCTOBER 1997

China Telecom (Hong Kong) Limited raised US$4.2 billion in its Initial Public Offering, with its shares listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited respectively.

3 SEPTEMBER 1997

China Telecom (Hong Kong) Limited was incorporated in Hong Kong and later changed its name to China Mobile (Hong Kong) Limited.

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Mr. WANG Jianzhou
(Executive Director, Chairman & Chief Executive Officer)

Mr. LI Yue
(Executive Director & Vice President)

Mr. LU Xiangdong
(Executive Director & Vice President)

Mr. XUE Taohai
(Executive Director, Vice President & Chief Financial Officer)

Mr. ZHANG Chenshuang
(Executive Director & Vice President)

Madam LI Mofang
(Executive Director, Vice President & Chief Engineer)

Mr. HE Ning
(Executive Director & Vice President)

Mr. LI Gang
(Executive Director of the Company, and President of Guangdong Mobile)

Mr. XU Long
(Executive Director of the Company, and President of Zhejiang Mobile)

Independent Non-Executive Directors

Dr. LO Ka Shui
Mr. Frank WONG Kwong Shing
Mr. Moses CHENG Mo Chi

Non-Executive Director

Sir Julian Michael HORN-SMITH

PRINCIPAL BOARD COMMITTEES

Audit Committee

Dr. LO Ka Shui
(Chairman)

Mr. Frank WONG Kwong Shing
Mr. Moses CHENG Mo Chi

Remuneration Committee

Dr. LO Ka Shui
(Chairman)

Mr. Frank WONG Kwong Shing
Mr. Moses CHENG Mo Chi

Nomination Committee

Dr. LO Ka Shui
(Chairman)

Mr. Frank WONG Kwong Shing
Mr. Moses CHENG Mo Chi

QUALIFIED ACCOUNTANT

Ms. Phyllis LEE Wa Ying *(CPA, FCCA)*

AUDITORS

KPMG

LEGAL ADVISERS

Linklaters
Sullivan & Cromwell LLP

REGISTERED OFFICE

60/F., The Center
99 Queen's Road Central
Hong Kong

Public and Investor Relations:

Tel: 852 3121 8888
Fax: 852 2511 9092
Website: www.chinamobilehk.com
Stock code: (Hong Kong) 941
(New York) CHL
CUSIP Reference Number:
16941M109

SHARE REGISTRAR

Hong Kong Registrars Limited
Shops 1712-1716, 17/F
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York
620 Avenue of the Americas, 6/F
New York, NY 10011
USA
Tel: 1 888 269 2377 (toll free in USA)

PUBLICATIONS

As required by the United States securities laws and regulations, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 June 2005. Copies of the annual report of the Company as well as the annual report on Form 20-F, once filed, will be available at:

Hong Kong:
China Mobile (Hong Kong) Limited
60/F., The Center
99 Queen's Road Central
Hong Kong

The United States:
The Bank of New York
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

Biographical Details of Directors and Senior Management



Mr. WANG Jianzhou, *Executive Director, Chairman & Chief Executive Officer (front, middle)*

Mr. LI Yue, *Executive Director & Vice President (front, left)*

Mr. LU Xiangdong, *Executive Director & Vice President (rear, 3rd from left)*

Mr. XUE Taohai, *Executive Director, Vice President & Chief Financial Officer (rear, 2nd from left)*

Mr. ZHANG Chenshuang, *Executive Director & Vice President (rear, right)*

Madam LI Mofang, *Executive Director, Vice President & Chief Engineer (front, right)*

Mr. HE Ning, *Executive Director & Vice President (rear, left)*

Executive Directors



Mr. WANG Jianzhou

Mr. WANG Jianzhou, age 56, Executive Director, Chairman and Chief Executive Officer of the Company. Joined the Board of Directors of the Company in November 2004. Mr. Wang is in charge of the overall management of the Company. He is also the President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company), and Chairman of China Mobile Communication Co., Ltd. He formerly served as Deputy Director General and Director General of the Posts and Telecommunications Bureau of Hangzhou City, Deputy Director General of the Posts and Telecommunications Administration of Zhejiang Province, Director General of the Department of Planning and Construction of the Ministry of Posts and Telecommunications, Director General of the Department of General Planning of the Ministry of Information Industry, Director, Executive Vice President, President and Chairman of China United Telecommunications Corporation, Executive Director, President, Chairman and Chief Executive Officer of China Unicom Limited, and Chairman and President of China United Telecommunications Corporation Limited. Mr. Wang, now a professor-level senior engineer, graduated in 1985 from Department of Management Engineering of Zhejiang University and received a Master's Degree. Mr. Wang has extensive knowledge and 27 years of management experience in the telecommunications industry.



Mr. LI Yue

Mr. LI Yue, age 46, Executive Director and Vice President of the Company. Joined the Board of Directors of the Company in March 2003. Mr. Li assists the Chief Executive Officer in relation to the network and planning activities of the Company. He has also held the post of Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000. Mr. Li is also a director of China Mobile Communication Co., Ltd. He previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master's Degree and has over 29 years of management experience in the telecommunications industry.



Mr. LU Xiangdong

Mr. LU Xiangdong, age 45, Executive Director and Vice President of the Company. Joined the Board of Directors of the Company in March 2003. Mr. Lu assists the Chief Executive Officer principally with respect to marketing, data, billing and settlement and corporate co-operation matters of the Company. He has also held the post of Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000. Mr. Lu is also a director of China Mobile Communication Co., Ltd. and Chairman of Aspire Holdings Limited. He previously served as the Director General of the Fujian Wireless Telecommunications Administration and the Deputy Director General of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master's Degree and has nearly 23 years of management experience in the telecommunications industry.

Executive Directors



Mr. XUE Taohai

Mr. XUE Taohai, age 49, Executive Director, Vice President and Chief Financial Officer of the Company. Joined the Board of Directors of the Company in July 2002. Mr. Xue assists the Chief Executive Officer in relation to the corporate financial management of the Company. He is also a Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) and a director of China Mobile Communication Co., Ltd. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the Ministry of Information Industry and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. He has over 25 years of experience in the telecommunications industry and financial management.



Mr. ZHANG Chenshuang

Mr. ZHANG Chenshuang, age 53, Executive Director and Vice President of the Company. Joined the Board of Directors of the Company in July 2004. Mr. Zhang assists the Chief Executive Officer in relation to the corporate affairs and development strategy of the Company. He has also held the post of Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2001. Mr. Zhang is also a director of China Mobile Communication Co., Ltd. He previously served as the Deputy Director General of the Office of the Ministry of Posts and Telecommunications, the Director General of the Neimenggu Posts and Telecommunications Administration, and the Assistant to the President of China Mobile Communications Corporation. Mr. Zhang graduated from the Party School of the CPC and has over 25 years of management experience in the telecommunications industry.



Madam LI Mofang

Madam LI Mofang, age 59, Executive Director, Vice President and Chief Engineer of the Company. Joined the Board of Directors of the Company in July 2004. Madam Li assists the Chief Executive Officer in relation to technology, research and development of the Company. She has also held the post of Chief Engineer of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000. Madam Li is also a director of China Mobile Communication Co., Ltd. and Aspire Holdings Limited. She previously served as the Leading Engineer of the Wireless Research Division of the Telecommunications Transmission Research Institute of the Ministry of Posts and Telecommunications, and the Chief Engineer of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. Madam Li graduated from Xidian University and received an EMBA degree from Peking University and has over 34 years of management experience in the telecommunications industry.

Executive Directors



Mr. HE Ning

Mr. HE Ning, age 43, Executive Director and Vice President of the Company. Joined the Board of Directors of the Company in August 1998. Mr. He assists the Chief Executive Officer in relation to the general administration and investor and media relations of the Company. He previously served as the Deputy Director General of the Zhenjiang Posts and Telecommunications Bureau, the Director and Deputy Director of the Jiangsu Mobile Communications Administration, the Deputy Director General of the Posts and Telecommunications Administration in Jiangsu Province and the Chairman and President of Jiangsu Mobile. He graduated from Nanjing University of Posts and Telecommunications and received a Master's Degree from Maastricht School of Management of Netherland. He has 21 years of management experience in the telecommunications industry.



Mr. LI Gang

Mr. LI Gang, age 48, Executive Director of the Company. Joined the Board of Directors of the Company in August 1999. Mr. Li is the Chairman and President of Guangdong Mobile, responsible for the Company's mobile telecommunications operations in Guangdong Province. He previously served as Director of the Network Maintenance Division and a Deputy Director of the Telecommunications Division of the Posts and Telecommunications Administration in Guangdong Province, and as Vice Chairman and President of Guangdong Mobile. He graduated from Beijing University of Posts and Telecommunications in 1985, and has 31 years of experience in the telecommunications industry.



Mr. XU Long

Mr. XU Long, age 48, Executive Director of the Company. Joined the Board of Directors of the Company in August 1999. Mr. Xu is the Chairman and President of Zhejiang Mobile, responsible for the Company's mobile telecommunications operations in Zhejiang Province. He previously served as the Deputy Director of the Shaoxing Posts and Telecommunications Bureau, the President of Zhejiang Nantian Posts and Telecommunications Group Company and as the Director of the General Office, and Deputy Director General, of the Posts and Telecommunications Administration in Zhejiang Province. He graduated from Zhejiang Radio and Television University in 1985, and has 27 years of experience in the telecommunications industry.

Non-Executive Director



Sir Julian Michael HORN-SMITH

Sir Julian Michael HORN-SMITH, age 56, Non-Executive Director of the Company. Joined the Board of Directors of the Company in March 2005. Sir Julian is the Deputy Chief Executive Officer and an Executive Director of Vodafone Group Plc. He is also Chairman of the Supervisory Board of Vodafone Deutschland, a Non-Executive Director of Smiths Group Plc. and Lloyds TSB Bank, a member of the Deutsch-Englische Gesellschaft e.V., and serves on the board of the Prince of Wales International Business Leaders Forum (IBLF). Since he joined Vodafone in 1984, Sir Julian has served as Marketing Executive, Managing Director of Vodapage Ltd., Vodafone Group International Ltd. and Vodafone AirTouch International Ltd., Chief Executive Officer for Europe and Chairman of the Management Board of Mannesmann AG, and Group Chief Operating Officer. Sir Julian holds a number of other directorships. His directorships held in listed public companies in the last three years include Vodafone, Smiths Group Plc, Lloyds TSB Group plc and Lloyds TSB Bank plc. He obtained a MSc degree in Business Administration from Bath University, and a BSc (Econ) degree from London University. Sir Julian has many years of management experience in the telecommunications industry worldwide.

Independent Non-Executive Directors



Dr. LO Ka Shui

Dr. LO Ka Shui, age 58, Independent Non-Executive Director of the Company. Joined the Board of Directors of the Company in April 2001. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited. He is also a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited and Phoenix Satellite Television Holdings Limited. He is also a Director of Hong Kong Exchanges and Clearing Limited and a past chairman of the Listing Committees of the Main Board and the Growth Enterprise Market, a Vice President of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, a Member of the Council of Advisors on Innovation and Technology and a Member of the Airport Authority. He was also a past chairman of the Hospital Authority. A number of other directorships he holds in listed public companies in the last three years include City e-Solutions Limited, Melco International Development Limited, The HSBC China Fund Limited, Tom Online Inc. and Winsor Properties Holdings Limited. Dr. Lo graduated with a Bachelor of Science Degree from McGill University in Canada and a Doctorate Degree in medicine from Cornell University in the United States. He is board certified in cardiology. He has more than 25 years of experience in property and hotel development and investment both in Hong Kong and overseas.



Mr. Frank WONG Kwong Shing

Mr. Frank WONG Kwong Shing, age 57, Independent Non-Executive Director of the Company. Joined the Board of Directors of the Company in August 2002. Mr. Wong is currently a Board member and the Chief Operating Officer of DBS Group Holdings Ltd, a listed public company, the Vice Chairman and Chief Operating Officer of DBS Bank Ltd and Chairman of DBS Bank (Hong Kong) Limited. During March 2004 to January 2005, Mr. Wong served as a non-executive director of SNP Leefung Holdings Limited, a listed public company. He previously served as the Designated Chief Executive for National Westminster Bank's Hong Kong branch and also held various senior positions in J.P. Morgan Hong Kong and London operations, and in Citibank-North Asia Region. Mr. Wong also served in various positions with Hong Kong's government bodies including the Chairman of the Hong Kong Futures Exchange. Mr. Wong has many years of finance and commercial management experience.



Mr. Moses CHENG Mo Chi

Mr. Moses CHENG Mo Chi, age 55, Independent Non-Executive Director of the Company. Joined the Board of Directors of the Company in March 2003. Mr. Cheng is a practising solicitor and a senior partner of Messrs. P.C. Woo & Co. Mr. Cheng was a member of the Legislative Council of Hong Kong between 1991 and 1995. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. A number of other directorships he has been holding in listed public companies in the last three years include Beijing Capital International Airport Company Limited, City Telecom (HK) Limited, Guangdong Investment Limited, Kader Holdings Company Limited, K. Wah Construction Materials Limited, Liu Chong Hing Investment Limited, Shui On Construction and Materials Limited and Tian An China Investments Company Limited. Mr. Cheng also held a number of past directorships in listed public companies in the last three years including Quality HealthCare Asia Limited, StockMartnet Holdings Ltd., China Online (Bermuda) Limited, Pokfulam Development Company Limited and Kingway Brewery Holdings Limited.





The First
listed PRC
operating in
all 31
regions
in

Chairman's Statement



Dear Shareholders,

During 2004, the Company unswervingly pursued the complementary development strategies of organic and external growth, fully leveraged the Group's competitive advantage in terms of scale, network, business and service, implemented refined management methods and enhanced execution capability. Even with relatively intensive market competition, the overall operational performance was outstanding and the Company continued to maintain its leading position in Mainland China's mobile telecommunications market. The Company completed the acquisition of the mobile telecommunications companies in ten provinces (autonomous regions) and other telecommunications assets in Mainland China, thereby becoming the first overseas-listed PRC telecommunications company operating in all thirty-one provinces (autonomous regions and directly-administered municipalities) in Mainland China.

Financial Results

The Group achieved commendable financial results in 2004, during which operating revenue achieved notable growth with the benefit of solid business growth and impetus from the asset acquisition. The Group's operating revenue reached RMB192,381 million, representing an increase of 21.3 per cent. from 2003. EBITDA reached RMB107,221 million, representing an increase of 16.2 per cent. from 2003. Net profit reached RMB42,004 million, representing an increase of 18.1 per cent. from 2003. EBITDA margin and net profit margin were maintained at a high level. The Company's basic earnings per share reached RMB2.14, representing an increase of 18.2 per cent. from 2003. The Group maintained its sound capital structure and robust free cash flow, thereby providing a stable and solid foundation for the Group's future development.

For ease of comparison, on the assumption that the acquisition of ten mobile telecommunications companies and other telecommunications assets in 2004 was completed on 1 January 2003, the Group's 2004 pro-forma combined operating revenue reached RMB203,993 million, representing an increase of 13.9 per cent. compared to that of 2003. Pro-forma combined EBITDA reached RMB113,050 million, representing an increase of 11.2 per cent. compared to that of 2003. Pro-forma combined EBITDA margin was 55.4 per cent., and pro-forma combined net profit reached RMB43,207 million, representing an increase of 15.3 per cent. over the 2003 pro-forma combined net profit of RMB37,467 million (after adding back the deficit on revaluation of fixed assets of the newly acquired subsidiaries of RMB3,470 million).

Business Review

The Group's businesses enjoyed solid growth in 2004, and its market leading position was further consolidated. Even with fairly intensive market competition, the Group's high-value customer base remained stable and the Group enjoyed relatively high growth in new markets. In addition, the decrease in the Group's average revenue per user per month (ARPU) moderated. As at 31 December 2004, the Group's mobile subscriber base reached 204 million and pro-forma combined ARPU reached RMB92. It is especially worth mentioning that the development of the Group's new businesses has achieved significant results. Compared to 2003, pro-forma combined revenue attributable to new businesses grew rapidly at a rate of 76.5 per cent. and the percentage of the Group's total pro-forma combined revenue represented by such revenue reached 15.5 per cent. Among such services, "Short Message Service", or "SMS", enjoyed rapid growth. "Wireless Application Protocol", or WAP, "Color Ring" and other businesses recorded impressive growth with WAP subscriber base exceeding 12.81 million and "Color Ring" subscriber base exceeding 27.21 million. Their growth brought impetus to the Group's business development.

During 2004, the Group maintained its focus on the core mobile telecommunications businesses, enhanced brand promotion, refined its customer services, offered personalized services to its customers, consolidated its customer services and sales channels, increased its overall sales capability, which, as a result, helped to maintain its high-value and corporate customers' loyalty level and further enhanced customer satisfaction. The Group has firmly maintained its market leading position in Mainland China's mobile telecommunications industry, thereby providing a solid foundation for the entrenchment of the Company's long term competitive advantage.

The Group continued to optimize its network in 2004 to increase its network utilization rate, maintain a high level of network connection rate, further increase its network coverage and capability, so that our overall network quality is maintained at a high level. The coverage of the Group's global roaming services was further extended. As of the end of December 2004, the Group's GSM global roaming services covered 184 countries and regions and GPRS roaming services covered 73 countries and regions.

As a result of the Group's overall competitive strength and the high quality of its mobile telecommunications businesses and services, the Beijing Olympic Games Preparatory Committee formally announced in July 2004 that the Group was the designated mobile telecommunications services partner for the Beijing 2008 Olympics.

Acquisition and Consolidation

On 1 July 2004, the Company completed its acquisition of ten mobile telecommunications companies and other telecommunications assets in Mainland China, and became the first overseas-listed PRC telecommunications company to operate telecommunications businesses in all 31 provinces (autonomous regions and directly-administered municipalities) in Mainland China. Following the completion of the acquisition, the Group's management structure has become more rationalized and refined, with a unified group development strategy, and the Group's management and operational efficiency have been further enhanced. The acquisition and restructuring involved the vigorous implementation of management reform within, and the enhancement of management and operational efficiency of, the newly acquired subsidiaries. As at 31 December 2004, the subscriber base of the newly acquired subsidiaries reached 28.95 million. The operating revenue of the newly acquired subsidiaries for the whole year reached RMB24,615 million, representing an increase of 19.2 per cent. from that of 2003. EBITDA reached RMB12,051 million, representing an increase of 28.4 per cent. from that of 2003. Net profit reached RMB3,788 million, representing an increase of 79.4 per cent. from the 2003 net profit of RMB2,112 million (after adding back the deficit on revaluation of fixed assets of RMB3,470 million). The business growth of the newly acquired subsidiaries has been remarkable and their performance has surpassed their previous profit forecast. These financial results reflected a confluence of strategic synergies.

Management of the Group

During 2004, the Company continued to improve its management, refine its management methods and enhance management efficiency, thereby effectively enhancing the overall execution capability of the Company. The Group refined its comprehensive budget management and control system, strengthened its management structure, refined its management procedures, and at the same time strengthened the dynamic management of its investment projects to control costs at a reasonable level. The Group further implemented its performance appraisal system, strengthened the link between the Group's overall performance and that of the subsidiaries, and fully realized the benefits of performance appraisals through the comprehensive budget management system which effectively links budget management with performance and remuneration management, in a closed-loop, thereby creating greater value for its shareholders. The Company's outstanding performance has continued to be widely recognized. In 2004, the Company received a number of prestigious and important acknowledgements, including being selected by the *Financial Times* as one of the "Global 500 Largest Companies"; being selected, for the first time, by *Business Week* as one of its "Global 1000 Most Valuable Companies", ranking the highest among the Chinese companies appearing in that list; and being selected for a third time as one of "The World's 400 A-List Companies" by the renowned business magazine *Forbes*, thus becoming the only Chinese company to have been selected for three consecutive years.

Corporate Social Responsibility

The Company has always put emphasis on its responsibility to the community and its participation in social services. The Company supported environmental protection, provided subsidies for the education of the poor, provided aid to disaster-afflicted areas and participated in other charitable activities as part of its contribution to the society. At the end of 2004, the Board passed a resolution to establish a charitable fund in Mainland China through one of our subsidiaries, thereby rendering the Company's charitable activities in a more organized and systematic manner. Following the tsunami disaster in the Indian Ocean, the Group took some emergency measures, through its global SMS roaming platform, to send messages of condolence and information messages containing emergency hotline service numbers of Chinese embassies and other organizations to its roaming customers in such regions, thereby providing assistance to them during such difficult times. The Group also set up a SMS donation service to provide additional donation channels for the disaster relieving efforts.

Dividends

The Board considers that the Company's strong free cash flow is capable of supporting the Company's development, while also providing shareholders with a favorable cash return. Having taken into account such factors as the Company's financial position, cash flow position and requirements to ensure the sustainable future growth of the Company's business, the Board recommends payment of a final dividend of HK$0.46 per share for the financial year ended 31 December 2004. This, together with the interim dividend of HK$0.20 per share paid during 2004, amounts to an aggregate dividend payment of HK$0.66 per share for the full financial year, representing an increase of 83.3 per cent. over the annual dividend of HK$0.36 per share for the financial year 2003, and a dividend payout ratio of 32.7 per cent.

The Company will endeavor to achieve a sustainable and steadily increasing dividend over the longer term, with a view to generating the best possible return for shareholders.

Looking to the Future

From a macro economic perspective, current trends indicate that the Chinese economy will continue to maintain relatively strong growth in the future. The continued steady growth in per capita disposable income will provide a solid economic foundation for the healthy development of the telecommunications industry. Great potential for development still exists in the mobile telecommunications market in Mainland China. As market competition continues to intensify and market regulation increases, competition will become more rational, and industry players will focus more on strengthening their respective competitive advantages and on sustainable enterprise development. With the mainstream Third Generation Mobile Communication Technology (3G) and products becoming more mature, many major mobile telecommunications companies of the world are actively undertaking their own 3G network planning and commercial implementation. The issuance of 3G licences in Mainland China may result in changes in the industry's environment. Looking to the future, the Company faces great opportunities and challenges at the same time.

In the face of opportunities and challenges, the Group will endeavor to enhance its core competitiveness and leverage its competitive advantages in terms of its large scale of operation, to implement on a continued basis a differentiated sales strategy, to promote rational competition and to entrench its market leading position. Whilst maintaining a stable growth in its core business revenue, the Company will emphasize innovation and business promotion to procure greater development in new businesses, thereby bringing new impetus to revenue growth. The Group will continue to enhance its network management to establish a world class telecommunications and IT supporting network. At the same time, the Group will fully utilize its existing competitive advantages in terms of its network, technology and resources, market experience and market leading position to actively prepare for 3G's construction and development. At the same time, we will continue to refine our management methods to enhance the operational management of the Company. We will preserve our sound fundamentals, enhance our sustainable development capability, accurately seize investment opportunities, and achieve the maximization of enterprise value whilst providing premium services.

On the basis of the recommendation and arrangement of the Company's controlling shareholder, Mr. Wang Xiaochu resigned from his positions as executive director, Chairman and Chief Executive Officer of the Company in November 2004. At the same time, I was appointed as executive director, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited. On behalf of the Board, I would like to express our highest regard and deepest thanks to Mr. Wang Xiaochu's contribution to the Company. I also hope that my many years' management experience and professional knowledge in the telecommunications industry will assist in the Company's development. I will of course work hard to maintain the sustained and stable development of the Company and create better return to the investors.

Finally, I would like to take this opportunity to express my heart-felt thanks to all shareholders and friends who have cared for and supported the Company, as well as to the Company's employees who have worked hard during the past year.



Wang Jianzhou
Chairman and Chief Executive Officer
Hong Kong, 11 March 2005

Open Dialogue with the Company's Senior Management

The Company announced its 2004 annual results on 11 March 2005. In addition to the publication of a press release and the posting of the annual results on its Internet web-site, on the same day the Company also conducted an investment analyst conference, a press conference, an investor telephone conference and discussions with various investors to explain the results to investors and the general public in Hong Kong and overseas, and address their questions.

The following is a summary of certain key questions raised by some of the leading investment analysts, and the replies given by the Company's senior management:

Q1. The full year's dividend per share of the Company for 2004 increased by 83.3%. What is the Company's future dividend policy?

Mr. WANG Jianzhou, Executive Director, Chairman and Chief Executive Officer of the Company:

The Company has always held in the highest regard the interests of its shareholders and the returns achieved for its shareholders, especially minority shareholders. The Board recommends the payment of a final dividend of HK$0.46 per share for the financial year ended 31 December 2004. This, together with the interim dividend of HK$0.20 per share, amounts to an aggregate dividend payment of HK$0.66 per share for the full financial year, representing an increase of 83.3 per cent. over the full year's dividend for the financial year 2003, and a dividend payout ratio of 32.7 per cent. in 2004, representing an increase of 11.7 percentage points over 2003. We are of the view that the Company's strong free cash flow will be capable of supporting the investments required for growth and to generate a good cash return to shareholders. The Company will decide on its future dividend payout considering factors such as its financial position, cash flow position, requirements to ensure the sustainable growth of the Company's business and upon approval by the Board. The Company will endeavour to achieve a long-term sustainable, steadily increasing dividend, with a view to generating the best possible return for shareholders.

Q2. The Company completed its acquisition of the 10 mobile telecommunications companies in 2004. How did these newly acquired companies perform?

Mr. XUE Taohai, Executive Director, Vice President and Chief Financial Officer of the Company:

The Company successfully completed its acquisition of ten mobile telecommunications companies in Mainland China last year. During the process of acquisition and integration, we have further enhanced the management standard and operational efficiency of the newly acquired subsidiaries. These subsidiaries have achieved excellent performance in 2004. As at the end of 2004, the subscriber base reached 28.95 million, representing an increase of 18.2 per cent. from the end of 2003. The total revenue, EBITDA, and net profit reached RMB24,615 million, RMB12,051 million and RMB3,788 million, respectively, representing increases of 19.2 per cent., 28.4 per cent., and 79.4 per cent. from the same period of 2003, respectively. At the same time, EBITDA margin reached 49.0 per cent., representing an increase of 3.5 percentage points. The subscriber base, EBITDA and net profit have surpassed estimated targets set at the time of the acquisition.


中国移动通信
CHINA MOBILE
中國移動(香港)有限公司
CHINA MOBILE (HONG KONG) LIMITED
二零零四年度全年業績發佈
2004 Annual Results Announcement

Q3. CAPEX of the Company in 2004 is slightly higher than the CAPEX plan previously announced, what is the reason for this? Can you provide a breakdown of CAPEX in 2004?

Mr. LI Yue, Executive Director and Vice President of the Company:

CAPEX in 2004 was approximately US$7.8 billion, which represents an increase of approximately US$100 million from the previously announced plan. Due to the continuing increase in demand for mobile telecommunications in 2004, while revenue of the Company maintained steady growth, total usage volume also had a notable increase. As a result, the Company appropriately increased its network investments to meet market demand. Overall, the proportion of CAPEX to revenue has shown a decline from 33.2 per cent. in 2003 to 31.7 per cent. in 2004. CAPEX in 2004 was mainly used for the construction of GSM networks (57 per cent.), development of new technologies and new businesses (7 per cent.), transmission facilities (16 per cent.), and for the construction of support systems (8 per cent.) and structural facilities.

Q4. Would the Company comment on the development of its new businesses?

Mr. LU Xiangdong, Executive Director and Vice President of the Company:

In 2004, the Company's new businesses continued to maintain a good growth rate. Revenue derived from new businesses reached RMB31.65 billion, representing an increase of 76.5 per cent. from the previous year, and the proportion of the total revenue derived from new businesses increased by 5.5 percentage points when compared to that of 2003, reaching 15.5 per cent. In particular, data businesses, which mainly comprise of SMS, WAP and "Color Ring" have experienced rapid development and the proportion of the total revenue derived from such businesses increased from 7.7 per cent. in 2003 to 11.3 per cent. in 2004. The Company will maintain its pre-determined success strategy, strengthen research and development, market and promote new businesses, continuously increase the number of users and usage, to maintain the revenue growth of new businesses.

Q5. Can the Company elaborate on its CAPEX plan for 2005–2007?

Mr. WANG Jianzhou, Executive Director, Chairman and Chief Executive Officer of the Company:

The Company's newly budgeted capital expenditure from 2005 to 2007 is US$19.8 billion. The budgeted capital expenditure for each of the three years is US$7.8 billion, US$6.5 billion and US$5.5 billion, respectively. The new capital expenditure budget is higher than the amounts previously budgeted, primarily as a result of increased subscribers and traffic volume, and the need to set a solid foundation for future development. The capital expenditure earmarked for the next three years will be used mainly for the construction of GSM networks (60 per cent.), development of new technologies and new businesses (11 per cent.), for the construction of support systems (10 per cent.), transmission and structural facilities. Such CAPEX plan does not include investment of 3G construction.



- **Improving corporate governance**
- **Enhancing corporate value**
- **Generating greater returns for shareholders**

The Company's goal has always been to enhance its corporate value, focusing on the stable and positive long-term growth of EBITDA, net profit and cash flow, to ensure the sustainable long-term development of the Company and to generate greater returns for shareholders. We are dedicated to implementing effective corporate governance. We firmly believe that by improving our corporate management, increasing transparency and establishing effective accountability mechanisms, the Company will be able to better achieve the above objectives and operate in a more orderly manner. This will, in turn, promote investor confidence in the Company. The Company's efforts and achievements in corporate governance has won popular recognition from various sectors, and the Company has received a number of awards from internationally-renowned professional organizations and journals. These awards and honors have brought much pride and encouragement to the Company's management and employees, and stimulated sustained efforts and the will to achieve greater accomplishments.

The Board of Directors

The Board is responsible for the management of the Company and must be accountable to the shareholders for their entrusted assets and resources. The key responsibilities of the Board include formulating of the Group's overall strategies, setting management targets and supervising the management's performance. There are currently four non-executive directors, three of whom are independent non-executive directors. Independent non-executive directors are selected individuals whose objective judgements are not subject to the influence of the Company or its substantial shareholders. Furthermore, these individuals are precluded from assuming executive positions in the Company. Independent non-executive directors owe a fiduciary duty to the Company and its shareholders and, in particular, are entrusted with the responsibility of protecting the interests of the minority shareholders. They serve as an important balancing factor in the functioning of the Board and represent a crucial element of corporate governance. In addition, their broad experience in business and finance is vital to the successful development of the Company. All independent non-executive directors have confirmed their independency to the Company. The Board usually meets four times each year. Board meetings are convened in accordance with established practices (including those relating to reporting and supervision). The Board currently has three principal board committees, which are the audit committee, the remuneration committee and the nomination committee. In compliance with the Code of Corporate Governance Practices issued by the Hong Kong Stock Exchange in November 2004 and the new requirements regarding corporate governance of the New York Stock Exchange ("NYSE"), the Board in December 2004 passed and amended the terms of reference of the audit committee, the remuneration committee and the nomination committee with reference to the new requirements, and resolved that each director would be subject to retirement by rotation at least once every three years, with effect from 1 January 2005.

Audit Committee

In 1998, the Company established the audit committee, which is comprised solely of independent non-executive directors. The audit committee's primary responsibilities include reviewing the Group's financial reports, the related auditors' review report and management's responses to the review report, discussing the audit procedures with the auditors as well as any issues arising out of such procedures, and reviewing the auditors' appointment, the auditors' fees and any matters relating to the termination of the appointment or resignation of the auditors. In addition, the audit committee will also examine the effectiveness of the Group's internal controls, review the Group's internal audit plan, and submit relevant reports and recommendations to the Board on a regular basis. The audit committee usually meets four times each year.



Remuneration Committee

In 2000, the Company established the remuneration committee, which is comprised solely of independent non-executive directors. The primary responsibilities of the remuneration committee include advising the Board in relation to the remuneration structure and costs of the Company's executive directors and executives, as well as representing the Board in confirming the individual remuneration packages and employment terms of executive directors and approving their related employment contracts. Meetings of the remuneration committee are held when necessary. In 2004, the remuneration committee held two meetings, mainly to review and endorse the progress report on the implementation of the Group's employee positioning, remuneration and performance evaluation reforms, and report on employee share option subscription and the performance incentive program.

Nomination Committee

In 2001, the Company established the nomination committee, which is now comprised solely of independent non-executive directors. The primary responsibilities of the nomination committee include reviewing, advising and making recommendations to the Board on matters in relation to the appointment and re-appointment of Board members and ensuring the proper and transparent procedures for the appointment and reappointment of directors. Meetings of the nomination committee are held when necessary. Two meetings were held in 2004.

Internal Controls and Internal Audit

To protect its assets and to ensure the accuracy and reliability of the financial information that the Company uses in its business or releases to the public, the Company conducts regular reviews of the effectiveness of the Group's internal control systems. The scope of these reviews includes finance, operations, regulatory compliance and risk management.

All disclosure of information relating to the Company is made through the unified leadership and management of the Board, while the management performs its relevant duties. To ensure all information disclosed is true, accurate, complete and revealed in a timely manner, the Company established an information disclosure committee in 2002, which is responsible for disclosure issues and reports directly to senior management including the Chief Executive Officer and the Chief Financial Officer. The information disclosure committee's members include the management and head of all functional departments of the Company. The Company has also streamlined the procedures and internal controls in relation to the collection, processing and disclosure of information, with a view to ensuring the truthfulness, accuracy and timeliness of such disclosures.

The internal audit personnel of the Company carries out regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, taking into account their respective potential risk and urgency, to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The head of internal audit submits working reports and recommendations to the audit committee on a regular basis, which, in turn, reports regularly to the Board.

Corporate Transparency and Investor Communications

The Company has been consistently working hard in maintaining an open dialogue with its shareholders. Generally, when regularly announcing its interim results, annual results or any major transactions in accordance with relevant regulatory requirements, the Company arranges investment analyst conferences, press conferences and investor telephone conferences to explain the relevant results or major transactions to shareholders, investors and the general public, and to address any questions they may have. In addition, the Company adheres to the practice of voluntarily and additionally disclosing quarterly certain key, unaudited operational and financial data, to further increase the Group's transparency and to provide shareholders, investors and the general public with additional timely information so as to facilitate their understanding of the Group's operating position. The Company also has high regard for the annual general meeting of its shareholders, and puts great efforts on communications between the Board and the shareholders. At the annual general meeting of shareholders, the Board always makes efforts to fully address any questions raised by shareholders.

The Company also, from time to time, informs the market, in a timely fashion, of the latest significant business developments of the Company via press releases, announcements and publications on its Internet web-site. The Company's Investor Relations and Corporate Communications departments focus, respectively, on providing information and services to our shareholders and investors, as well as the media. The Company also regularly updates the "Frequently Asked Questions" section on its Internet web-site, to provide succinct responses to the latest key issues of concern to investors. In addition, the Company publishes in real-time on its Internet web-site the important enquiries of investors and the media, together with the Company's responses.

The Company supplements its regular meetings with research analysts and investors with marketing roadshow meetings in major worldwide sites to directly communicate with institutional investors and fund managers, and periodic and large-scale on-site meetings to enable investors to inspect the actual operations of some of the Group's operating subsidiaries. Investors may engage the management of the relevant operating subsidiaries and the Company's holding company, China Mobile Communications Corporation, as well as officials from the relevant regulatory authorities, in direct discussions. These measures are intended to assist investors to better understand the development of the Group's business and the overall telecommunications industry in China.

Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by U.S. Companies under the NYSE's Listing Standards

As a company listed in Hong Kong and New York, the Company is subject to applicable Hong Kong laws and regulations, including the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and the Hong Kong Companies Ordinance, as well as applicable U.S. Federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Company is also subject to the listing standards of the NYSE to the extent they apply to non-U.S. issuers. The Company is not required to comply with all of the corporate governance listing standards of the NYSE.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, the Company is subject to the requirement under the Hong Kong Listing Rules that at least three members of its board of directors be independent as determined under the Hong Kong Listing Rules. The Company currently has three independent directors out of a total of thirteen directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the NYSE Listed Company Manual.

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required, under the applicable Hong Kong law, to hold such executive sessions.

Section 303A.03 of the NYSE Listed Company Manual provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board of directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and disclose such determination. The Company is not required, under the applicable Hong Kong law, to make such determination.

Section 303A.04 of the NYSE Listed Company Manual provides that the nominating/corporate governance committee of a listed company must have a written charter that address the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. The board of directors of the Company is directly in charge of developing the Company's corporate governance guidelines.

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While the Company is not required, under the Hong Kong Listing Rules, to adopt such similar code, as required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company's principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions.

Enhancement of Corporate Governance Standards

In 2004, to further improve its corporate governance, the Company integrated its newly acquired subsidiaries and conducted training courses to all management levels of the Group to keep abreast with the enhanced regulatory requirements in the places where the Company is listed. The Company will, on a consistent basis, closely study the development of corporate governance practices among the world's leading corporations, future amendments to the relevant regulations, and the requirements of the investment community. The Company will also conduct periodic reviews of, and import refinements to, its corporate governance procedures and practices so as to ensure the long-term sustainable development of the Company, to enhance corporate value and to generate greater returns for shareholders.



Maintained the leading position
in Mainland China's
mobile telecommunications market


The Group's subscriber
200 million

Business Review



In 2004, the Group continued to pursue effective competitive strategies, rationally promoted voice usage volume, developed corporate customers in earnest, ceaselessly pioneered and promoted new businesses, further enhanced brand integration, refined marketing and sales channels, maintained high quality customer services, optimized its telecommunications networks and successfully integrated the business of the newly acquired companies, thereby bringing about phenomenal development in the Group's overall business.

As at the end of 2004, the Group's subscriber base reached 204.292 million, representing an annual growth rate of 23.0 per cent. The aggregate subscriber usage volume reached 660.90 billion minutes, representing an annual growth rate of 49.4 per cent. The number of mobile data services users reached 156.834 million, representing an annual growth rate of 36.2 per cent. The SMS penetration rate reached 76.8 per cent., representing an increase of 7.5 percentage points from 2003. SMS usage volume reached 172.57 billion messages, representing an annual growth rate of 67.1 per cent. Revenue from new businesses reached RMB31.651 billion, representing an annual growth rate of 76.5 per cent. Revenue from new businesses accounted for 15.5 per cent. of the Group's operating revenue, representing an increase of 5.5 percentage points from 2003.

The table below summarizes the key operating data of the Group for the period from 2003 to 2004. Operating figures shown in this table and in the "Business Review" section are, unless otherwise specified, unaudited pro-forma combined figures, which means it has been assumed that the existing corporate structure of the Group with 31 operating subsidiaries was in place since 1 January 2003. Detailed unaudited pro-forma combined financial information, its basis of preparation and the report issued by KPMG, Certified Public Accountants, Hong Kong, are set out in pages 153 to 158 of this annual report.

Key Operating Data of the Group for 2003 through 2004

	2004	2003
Mobile Subscribers (Millions)	**204.3**	166.1
Net Additional Subscribers (Millions)	**38.2**	29.5
Total Usage (Billion Minutes)	**660.9**	442.4
Average Usage per User per Month (MOU) (Minutes/User/Month)	**297**	244
Average Revenue per User per Month (ARPU) (RMB/User/Month)[1]	**92**	99
SMS Usage Volume (Billion Messages)	**172.6**	103.3

	2004	2003
Contract Subscribers[2]		
Mobile Subscribers (Millions)	**59.9**	58.1
Average Usage per User per Month (MOU) (Minutes/User/Month)	**517**	418
Average Revenue per User per Month (ARPU) (RMB/User/Month)	**167**	168

	2004	2003
Prepaid Subscribers[2]		
Mobile Subscribers (Millions)	**144.4**	108.0
Average Usage per User per Month (MOU) (Minutes/User/Month)	**194**	138
Average Revenue per User per Month (ARPU) (RMB/User/Month)	**56**	57

Notes:

(1) *Except as otherwise noted, all monetary figures shown in this Business Review section are expressed in Renminbi.*

(2) *For management reference purposes, contract subscribers are classified to include "GoTone" subscribers and subscribers who have signed service contracts with the Group, while prepaid subscribers are classified to include subscribers of "Shenzhouxing" and "M-Zone" and local brands or packages targeting low usage volume users.*

Customer Development

During 2004, by adopting voice usage volume promotional schemes and other measures, the Group maintained a steady growth in its subscriber base. As at 31 December 2004, the Group's mobile subscriber base reached 204.292 million, of which 59.887 million were contract subscribers and 144.405 million were prepaid subscribers. In 2004, the total net increase in the Group's subscriber base was 38.179 million.

As at the end of 2004, the Group had maintained its position as the market leader within its service areas, with a market share of approximately 64.3 per cent. The mobile telephone penetration rate within areas serviced by the Group was approximately 25.9 per cent. The urbanization of the eastern regions and the fact that the penetration rate in the central and western regions, as well as in small and medium-sized cities and rural areas, remained relatively low, indicate that there is good growth potential for the mobile telecommunications market.

The Group developed corporate customers in earnest. In order to enhance customer loyalty and increase the Group's revenue, the Group developed its portfolio of products, increased service and industry penetration, optimized management systems and procedures, thereby making development of corporate customers more standardized, systematic and professional. As at the end of 2004, corporate customers with specific service agreements with the Group reached 1.11 million. The Group has provided basic "informationalisation" solutions to 0.38 million corporate customers.

Business Growth

In 2004, the Group fully utilized its network capabilities and appropriately promoted voice usage volume by segmenting network utilization on both a temporal and geographical basis, targeting different customer segments through effective branding, thereby ensuring the continuous growth of the voice business. In 2004, the Group's aggregate mobile

Subscriber Base
(Millions)


Annual Growth Rate 23.0%
166.1
204.3
2003.12
2004.12
Contract Subscribers
Prepaid Subscribers

Total Usage
(Billion Minutes)


Annual Growth Rate 49.4%
442.4
660.9
2003
2004
Contract Subscribers
Prepaid Subscribers

MOU
(Minutes)


244
418
138
297
517
194
2003
2004
Blended
Contract Subscribers
Prepaid Subscribers

subscriber usage volume reached 660.90 billion minutes, representing an annual growth rate of 49.4 per cent. The Group's average minutes of usage per user per month (MOU) in 2004 was 297 minutes, representing an increase of 21.6 per cent. from that of 244 minutes in 2003. The MOU of contract subscribers and prepaid subscribers in 2004 were 517 minutes and 194 minutes, respectively. The Group's average revenue per user per month (ARPU) was RMB92, representing a decline of 7.3 per cent. from that of RMB99 in 2003. The ARPU of contract subscribers and prepaid subscribers in 2004 were RMB167 and RMB56, respectively. The rate of decline in ARPU was slowing down and the ARPU of contract subscribers remained generally stable.

The guiding principles for the development of new businesses are first, to procure growth in the Group's revenue, and secondly, to enhance corporate image and market leadership. In 2004 the Group continuously made innovations and promoted its new businesses, improved its internal management, enhanced the quality of its end-to-end services, enhanced co-operation with third parties, improved its sales networks, and increased marketing efficiency.

Number of Mobile Data Services Users
(Millions)


Annual Growth Rate 36.2%
115.1
156.8
2003.12
2004.12

SMS Usage
(Billions)


Annual Growth Rate 67.1%
103.3
172.6
2003
2004

Development strategies were pursued for various types of business taking into account the characteristics of their development phase and the value they would bring to the Group.

New businesses have become a strong driver for the Group's development and a key stimulus to the growth in operating revenue. In 2004, revenue from new businesses reached RMB31.651 billion, representing an increase of 76.5 per cent. from 2003. The proportion of the Group's operating revenue that derived from new businesses reached 15.5 per cent., representing an increase of 5.5 percentage points from 2003.

SMS maintained its rapid growth rate. In 2004, the SMS penetration rate (SMS subscribers as a percentage of total subscriber base) increased to 76.8 per cent., revenue from SMS reached RMB16.380 billion and SMS usage volume reached 172.57 billion messages. Other data businesses, in particular WAP and "Color Ring", grew robustly. WAP users reached 12.81 million and "Color Ring" users reached 27.21 million.



Through the further standardization and enhancement of the administration of co-operation arrangements with service providers (SP), the Group achieved healthy and positive development of "Monternet". As at the end of 2004, the Group has over 1,000 SP partners. More applications were supported by "Monternet", including over 100,000 SMS applications, over 10,000 MMS applications, over 10,000 WAP applications and over 2,000 JAVA applications.

Brand, Marketing and Sales Channels and Services

The Group continued to enhance the positioning and promotion of its brands by highlighting the functional benefits they represent, thereby was able to enhance its brand management. In 2004, the Group put emphasis on further differentiating the "GoTone" service, so as to make the distinct competitive advantages of the "GoTone" service more apparent. Through the targeted allocation of marketing resources and increased efforts in developing and retaining "GoTone" subscribers, the Group was able to further enhance customer loyalty. In developing the "M-Zone" brand, the Group emphasized on increasing the subscriber base and the ratio of new businesses, and gaining recognition as being representative of youth culture. The brand image was greatly enhanced and the number of target customers was increased as a result of increased advertising efforts and new businesses serving as a key stimulus. The Group continued to tighten the cost control of the "Shenzhouxing" service while maintaining a


全球通
GoTone
有全球通国际漫游，世界只是一句话的距离
我能


没错！
我就是M-ZONE人
动感地带

reasonable growth in subscriber base, and strengthened the management of tariff control to achieve reasonable growth in voice usage volume and revenue.


服务方便，
网点遍布，出门即得
神州行

The Group continued to expand its marketing and sales channels, strike a reasonable balance between the functions and scales of the various channels and improve their overall synergies. The Group established differentiated marketing and sales channels that cater to different brands, different types of cities and different businesses. The Group focused on improving the service functions, new businesses marketing functions and terminal resources bundling functions of the marketing and sales channels. The Group brought together commercial resources, thus establishing a "win-win" co-operation environment.

In 2004, the Group continued to uphold the business principle of "Striving for Customer Satisfaction", and endeavored to provide quality service to its customers. As the number of customers continued to increase, the Group separated customers of different services into different classes and differentiated its services accordingly. The Group launched a series of services and activities to ensure that its high-value customers would receive more service resources. Customer satisfaction increased steadily and a good corporate image was established.


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话费误差 双倍返还

Networks and Investments

In 2004, the Group continued to improve network optimization and management and expand its network coverage, so that the Group would continue to lead in terms of the quality and scale of its mobile telecommunications networks. The wireless connection rate reached 99.2 per cent., the voice call drop rate was less than 0.8 per cent., and the SMS delivery rate reached 98.1 per cent. As at the end of 2004, network capacity reached 244 million subscribers and the network utilization rate reached 83.6 per cent.

In 2004, the Group further expanded its global roaming services coverage. As at the end of 2004, GSM global roaming services covered 184 countries and regions, while GPRS global roaming services coverage was extended to 73 countries and regions. The Group's subscribers were able to send or receive short messages to or from the subscribers of 214 mobile telecommunications operators in 106 countries and regions around the world.

The Group's capital expenditure in 2004 was approximately US$7.8 billion, which represents an increase of approximately US$100 million from the original plan, and was mainly used to increase investment in GSM networks in order to meet strong market demand. To satisfy development needs, the capital expenditure budget set for each of the three years from 2005 to 2007 is US$7.8 billion, US$6.5 billion and US$5.5 billion, respectively. The capital expenditure for the next three years will be used mainly for the construction of GSM networks, support systems and transmission facilities, and for the development of new technologies and new businesses. Such capital expenditure budget does not include investment of 3G construction. The required funding will be sourced largely from cash generated from the Group's operating activities.

Capital Expenditure
(US$ Billions)


7.8
7.8
6.5
5.5
2004
2005
2006
2007
Capital Expenditure for 2004
Capital Expenditure Budget for 2005-2007

Note: The above capital expenditure excludes investment of 3G construction.

Future Business Strategies

The Group will undertake further market segmentation, refine its branding strategies, emphasize differentiated services, consolidate and develop mid to high-value customers, provide quality services, implement refined management methods, endeavour to reduce operating costs, enhance the overall operating efficiency, improve management and control over terminals and marketing and sales channels, fully realize the potential of Mainland China's mobile telecommunications market, actively prepare for the launching of 3G, and with new businesses and 3G as opportunities, maintain the Company's long-term growth.

The Group maintained its sound capital structure,
robust free cash flow and
achieved commendable financial results


Solid financial profile providing a secure
foundation for future development

Financial Review

In 2004, the Group continued to unswervingly pursue its complementary development strategies of organic and external growth, ceaselessly pursued refined management methods and sustained steady business growth. Consolidated operating revenue achieved notable growth, reaching RMB192,381 million, representing an increase of 21.3 per cent. from 2003. Consolidated EBITDA and consolidated net profit reached RMB107,221 million and RMB42,004 million, respectively, representing an increase of 16.2 per cent. and 18.1 per cent., respectively, from 2003. The Company's basic earnings per share reached RMB2.14, representing an increase of 18.2 per cent. from 2003. The Group maintained its sound capital structure and robust free cash flow, and achieved commendable financial results.

For ease of comparison, on the assumption that the existing corporate structure of the Group with 31 operating subsidiaries was in place since 1 January 2003, the Group's pro-forma combined* operating revenue reached RMB203,993 million (all monetary amounts below are expressed in RMB, unless otherwise specified), achieving a healthy growth of 13.9 per cent. EBITDA reached 113,050 million, representing an increase of 11.2 per cent. compared to that of 2003. Net profit reached 43,207 million, representing an increase of 15.3 per cent. over the 2003 net profit of 37,467 million (after adding back the deficit on revaluation of fixed assets of the newly acquired subsidiaries of 3,470 million). EBITDA margin and net profit margin maintained a relatively high level of 55.4 per cent. and 21.2 per cent., respectively.

* *For ease of comparison, unless otherwise specified, the financial information relating to the income statements for 2003 and 2004 set out in this Financial Review represents the Group's unaudited pro-forma combined ("Pro-forma Combined") data. Detailed unaudited pro-forma combined financial information, its basis of preparation and the report issued by KPMG, Certified Public Accountants, Hong Kong, are set out in pages 153 to 158 of this annual report. Financial information relating to the balance sheet and the cash flow statement set out in this Financial Review is extracted from the audited financial statements.*

Extracts from income statement

	2004 Pro-forma Combined (RMB Millions)	2003 Pro-forma Combined (RMB Millions)	change %
Operating revenue (Turnover)	**203,993**	179,068	13.9
Usage fees and monthly fees	**163,334**	149,769	9.1
New businesses revenue	**31,651**	17,936	76.5
Other operating revenue	**9,008**	11,363	(20.7)
Operating expenses	**142,345**	122,714	16.0
Leased lines	**4,199**	5,597	(25.0)
Interconnection	**12,705**	14,066	(9.7)
Depreciation	**48,059**	42,642	12.7
Personnel	**10,655**	9,721	9.6
Other operating expenses	**66,727**	50,688	31.6
Profit from operations	**61,648**	56,354	9.4
Other net income	**3,343**	2,667	25.3
Profit attributable to shareholders (Note)	**43,207**	37,467	15.3
EBITDA	**113,050**	101,663	11.2

Note: The deficit on revaluation of fixed assets of the newly acquired subsidiaries of RMB3,470 million has been added back to the profit attributable to shareholders of 2003.

Extracts from balance sheet

	2004 Consolidated (RMB Millions)	2003 Consolidated (RMB Millions)	Change %
Current assets	**79,909**	69,457	15.0
Non-current assets	**288,843**	237,846	21.4
Total assets	**368,752**	307,303	20.0
Current liabilities	**97,666**	78,150	25.0
Non-current liabilities	**37,682**	30,168	24.9
Total liabilities	**135,348**	108,318	25.0
Minority interests	**243**	182	33.5
Shareholders' equity	**233,161**	198,803	17.3

Extracts from cash flow statement

	2004 Consolidated (RMB Millions)	2003 Consolidated (RMB Millions)	Change %
Net cash from operating activities	**103,779**	85,534	21.3
Net cash used in investing activities	**(73,302)**	(54,292)	35.0
Net cash used in financing activities	**(24,457)**	(24,688)	(0.9)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Financial Results

In 2004, the Group continued to maintain its established development strategies and effectively leveraged its economies of scale and competitive advantages in its networks, businesses and services. The Group adopted effective competitive strategies and marketing plans, carried out rational investments and effective cost control measures, and continued to refine its closed-loop budget, performance and remuneration management. As a result, operating revenue realized a healthy growth of 13.9 per cent, EBITDA margin and net profit margin were also maintained at relatively high levels, and the Group also maintained a strong cash flow.

Driven by steady growth in revenue from voice business and the continued rapid growth in revenue from new businesses, operating revenue for 2004 reached 203,993 million, representing an increase of 13.9 per cent. over the previous year. To ensure steady growth in subscriber base and to maintain the competitiveness of its network, the Group suitably expanded its network capacity and performed network maintenance whilst appropriately increasing investment in sales and marketing initiatives at the same time. As such, operating expenses increased by 16.0 per cent. over the previous year and reached 142,345 million. However, the Group's refined and effective cost control measures led to a continuous decrease in average operating expenses per user per month and per minute. EBITDA was 113,050 million, representing an increase of 11.2 per cent. from the previous year. EBITDA margin was sustained at a high level of 55.4 per cent. Profit attributable to shareholders was 43,207 million, representing an increase of 15.3 per cent. from that of the previous year, while audited consolidated basic earnings per share was 2.14, representing an increase of 18.2 per cent. from the previous year.

The Group sustained its strong cash flow as a result of favorable business growth, effective cost control measures, efficient capital expenditure management and the effect of economies of scale. In 2004, the Group's net cash flow from operating activities and free cash flow reached 103,779 million and 42,381 million, respectively. The Group's total debt to capitalization ratio and interest coverage multiple remained at a sound level. Standard and Poor's and Moody's each upgraded the Company's corporate credit rating, objectively reflecting further market acknowledgement of the Group's solid financial strength and stable capital structure.

In 2004, the Company successfully completed its acquisition of ten mobile telecommunications companies and other telecommunications assets in Mainland China, thereby becoming the first overseas-listed PRC telecommunications company operating in all thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China. As a result of the Group's intensive post-acquisition integration and management reforms, the newly acquired subsidiaries reported markedly improved results. These subsidiaries have all exceeded their profit forecast targets and have achieved significant improvements in management efficiency, thus contributing to the enhancement of the Group's economies of scale and growth prospects, while contributing substantially to the Group's earnings per share, and strengthening the Group's leading position in Mainland China's mobile telecommunications industry.

Operating Revenue (Turnover)

Operating revenue for 2004 was 203,993 million, representing an increase of 13.9 per cent. over the previous year. The Group continued to enhance brand building and restructuring, targeted different customer segments, further consolidated customer service and sales channels, offered personalized services, and enhanced customers' satisfaction. Revenue from the Group's voice business, representing a major portion of the Group's operating revenue, continued its strong growth trend. Revenue from usage fees and monthly fees reached 163,334 million, representing an increase of 9.1 per cent. from the previous year and accounting for 80.1 per cent. of the Group's total operating revenue. In order to react positively to the continued intense market competition, the Group adopted effective competitive strategies and marketing plans and increased utilization of its network during off-peak hours to promote increased voice usage volume in accordance with price elasticity principles. Although revenue per minute declined by 23.7 per cent. from the previous year, such strategies ensured a relatively steady ARPU and growth in total operating revenue.

Composition of Operating Revenue


2003
Pro-forma
2004
Pro-forma
Usage fees
Monthly fees
New businesses revenue
Other operating revenue

The Group strengthened the promotion of new businesses, providing customers with diversified and personalized data services and value-added services. Revenue from new businesses continued its rapid and robust growth trend and has played a greater role as a driver of the Group's overall operating revenue growth. Revenue from new businesses reached 31,651 million in 2004, representing an increase of 76.5 per cent. over the previous year, and accounted for 15.5 per cent. of the Group's operating revenue, an increase of 5.5 percentage points compared to the previous year. These revenue streams demonstrate the continuing strong growth momentum of the Group's new businesses. The Group continued to maintain a solid leading position in mobile data businesses in Mainland China. Revenue from Short Message Services (SMS) and other data businesses reached 23,103 million in 2004 and accounted for 73.0 per cent. of the Group's revenue from new businesses. While the SMS business continued to maintain its relatively high growth rate; businesses such as WAP, MMS and "Color Ring" grew rapidly and became new centers of growth among data businesses. Concurrently in 2004, the Group increased promotions to popularize the use of value-added business functions. Revenue from value-added businesses reached 8,548 million, representing an increase of 106.5 per cent. from 2003, and accounting for 27.0 per cent. of the revenue from new businesses.

Operating Expenses

Due to increased marketing efforts and the need to develop new businesses, the Group experienced an increase in operating expenses from the previous year. However, since the Group continued with cost-effective investments and refined management methods, adopted effective costs control measures and fully leveraged its economies of scale and synergies, the asset utilization rate has gradually increased, the average operating expenses per user per month, the average operating expenses per minute of usage continued to decline, and the costs structure was further improved. Operating expenses for 2004 were 142,345 million, representing an increase of 16.0 per cent. from the previous year. Average operating expenses per user per month for 2004 were 63.9, representing a decline of 5.6 per cent. from the previous year, and average operating expenses per minute of usage were 0.215, representing a decline of 22.4 per cent. from the previous year.

New Businesses Revenue


(RMB Millions)
Annual Growth Rate 76.5%
31,651
17,936
2003
Pro-forma
2004
Pro-forma
New Businesses Revenue/
Total Operating Revenue

Proportion of Operating Expenses in Operating Revenue


68.5%
69.8%
7.9%
6.2%
2003
Pro-forma
2004
Pro-forma
Leased Lines
Interconnection
Depreciation
Personnel
Other Operating
Expenses

Through measures taken to augment the Group's network, optimize network usage during off-peak hours, and increase network resources utilization rate, and by suitably adjusting line capacity and terminating surplus leased lines, the Group has further reduced leased line expenses. The Group's leased line expenses for 2004 were 4,199 million, representing a decline of 25.0 per cent. from the previous year. Leased line expenses accounted for 2.1 per cent. of total operating revenue.

Although voice usage volume increased by 49.4 per cent. from the previous year, as a result of the Group's increased efforts to optimize network structure and careful reorganization and re-routing of traffic volume, network interconnection expenses were 12,705 million in 2004, representing a decrease of 9.7 per cent. from that of the previous year, and its percentage of total operating revenue decreased to 6.2 per cent.

Depreciation expenses were 48,059 million in 2004, representing an increase of 12.7 per cent. from the previous year, which is lower than the increase in operating revenue. Depreciation expenses accounted for 23.6 per cent. of total operating revenue, representing a decline of 0.2 percentage points from that of the previous year. To complement the marketing of voice usage volume and the further development of its new businesses, the Group carried out necessary expansion of its network capacity and constructed various support networks. Notwithstanding the increase in the Group's capital expenditure and related depreciation expenses, the high quality of service provided by the Group's premium networks, the increasing popularity of its new businesses and growth in voice usage volume have not only slowed down the decline in ARPU, but also increased customer loyalty, which together with the growth in the size of its customer base, caused the Group to achieve stable growth in its overall operating revenue. At the same time, the improvements in network efficiency and the reduction in the average depreciation expense per minute from 0.096 in 2003 to 0.073 in 2004 amply demonstrated the effectiveness of the Group's investments.

The Group has always emphasized the importance of a highly-efficient staff management and incentive structure, the continuous promotion of human resources management, the implementation of comprehensive budget management, and effective performance-based evaluations, thereby maintaining a competitive advantage in human resources while effectively controlling personnel expenses. The personnel expenses were 10,655 million in 2004, representing an increase of 9.6 per cent. from the previous year. However, personnel expenses as a percentage of operating revenue amounted to 5.2 per cent., representing a slight decline from the previous year. The Group had a total of 88,127 employees as at 31 December 2004.

Other operating expenses (consisting primarily of sales and marketing expenses, customer services, retention costs, bad debts, administration and other general expenses) were 66,727 million in 2004, representing an increase of 31.6 per cent. from the previous year, and accounted for 32.7 per cent. of the total operating revenue. This increase was a key factor contributing to the rise in the Group's total operating expenses. In order to enhance customer service levels, retain high-value customers and increase customer loyalty, the Group increased its efforts in promotions, marketing and customer service, and sales and marketing expenses increased as a result. In view of the Group's emphasis on rigorous customer credit management and the strict oversight of any defaults in payment by customers, the Group restrained its bad debt ratio to a relatively low level of 1.28 per cent. in 2004, representing a decline of 0.21 percentage points from the previous year. As competition further intensifies and as new businesses develop, sales and marketing expenses are expected to face increasing pressure in the future. However, the Group will continue to pursue refined management methods, to effectively control expenditure growth, to constantly optimize its cost structure, and to emphasize cost effectiveness in order to maximize returns.

EBITDA, Profit from Operations and Net Profit

The Group has consistently worked to create a favorable tax policy environment, has been actively engaged in tax planning and, on the premise that taxes are paid according to law, has endeavored to lower its tax costs. Following the approval of the State Administration of Taxation of China at the end of 2004, certain expenses of the Group have become tax deductible, which brought the Group certain income tax savings, the Group's actual income tax rate in 2004 actually decreased when compared with the previous year, which also led to a greater increase in this year's profit attributable to shareholders.

The Group has endeavored to maintain long-term, sustainable and favorable profit growth. EBITDA margin and net profit margin in 2004 remained relatively high at 55.4 per cent. and 21.2 per cent. respectively. Operating profit was 61,648 million and maintained stable growth. EBITDA was 113,050 million, representing an increase of 11.2 per cent. over the previous year. Profit attributable to shareholders in 2004 was 43,207 million, representing an increase of 15.3 per cent. over the previous year. Audited consolidated basic earnings per share was 2.14, representing an increase of 18.2 per cent. over the previous year. These results reflect the Group's ceaseless efforts to generate improved returns and create value for its shareholders. The Group will continue to focus on developing its core businesses with a view to realizing sustainable and favorable long-term growth.

Strong Cash Flow and Sound Capital Structure

In 2004, the Group continued to maintain a strong cash flow. The Group's actual net cash flow from operating activities was 103,779 million and free cash flow (actual net cash flow from operating activities after deduction of actual capital expenditure incurred) was 42,381 million. At the end of 2004, the Group's total cash and bank balances were 65,413 million, of which 94.6 per cent., 3.3 per cent. and 2.1 per cent. were denominated in RMB, U.S. dollars and Hong Kong dollars, respectively.

To further reduce the cost of capital, the Group continued to reinforce its centralized treasury function, making appropriate allocations of overall capital, thereby enhancing the Group's ability to deploy internal funds with maximum utility. In accordance with its overall capital arrangement, in 2004 the Group redeemed US$600 million due fixed-rate notes with its own funds, and paid part of the consideration for the acquisition of ten mobile telecommunications companies and other telecommunications assets in 2004. Robust cash generating capability and stable capital management have provided a solid foundation for the long-term development of the Group.

At the end of 2004, the Group's debt to capitalization ratio (capitalization represents the sum of total debt and shareholder's equity) was approximately 16.6 per cent. The sum of long-term loans and short-term loans, was 46,557 million, representing an increase of 1,957 million over the previous year, mainly due to the adoption of debt financing for payment of a portion of the purchase consideration for its acquisition of ten mobile telecommunications companies and other telecommunications assets in Mainland China, and the inclusion of net debt of the newly acquired subsidiaries. Nevertheless, the Group's financial position continued to remain at a sound level. Of the total borrowings, 36.8 per cent. was in RMB (consisting principally of RMB bonds, bank loans and finance leases), and 63.2 per cent. was in U.S. dollars (consisting principally of U.S. dollar-denominated convertible notes, as well as the balance of the deferred consideration for the acquisition of the eight and ten provincial telecommunications operators). Approximately 63.8 per cent. of the Group's borrowings were made at floating interest rates. The actual average interest rate of borrowings (including capitalized interest) of the Group in 2004 was approximately 3.72 per cent., whereas the actual interest coverage multiple (ratio of profit before interest and tax to interest expenses) was 37 times. This position reflects the prudent financial risk management policies consistently adopted by the Group, as well as its solid cash flow and sound repayment capability. In the first half of 2004, Standard and Poor's upgraded the Company's corporate credit rating to "BBB+/Positive Outlook" (equivalent to China's sovereign rating) and Moody's also upgraded the Company's corporate credit rating to "A3/Positive Outlook", reflecting that the prudent financial measures consistently adopted by the Group have won further recognition from the market.

Dividends

The Company holds in the highest regard the interests of its shareholders and the returns achieved for its shareholders, especially minority shareholders. Having taken into account such factors as the Company's financial position, cash flow position and requirements to ensure the sustainable future growth of the Company's business, the Board recommends payment of a final dividend of HK$0.46 per share for the financial year ended 31 December 2004. This, together with the interim dividend of HK$0.20 per share already paid during 2004, amounts to an aggregate dividend payment of HK$0.66 per share for the full financial year, representing an increase of 83.3 per cent. over the annual dividend of HK$0.36 per share for the full year of 2003. Dividend payout ratio for 2004 is 32.7 per cent., representing an increase of 11.7 percentage points over the previous year. The Board is of the view that the Company's strong free cash flow is capable of supporting the investments required to maintain the stable growth of the Company, while also providing a favorable cash return to shareholders. The Company will continue its efforts to achieve a sustainable and steadily increasing dividend over the longer term, with a view to generating the best possible return for shareholders.

Effects of Acquisition and Integration

On 1 July 2004, the Company completed its acquisition of ten mobile telecommunications companies and other telecommunications assets in Mainland China, thereby becoming the first overseas-listed PRC telecommunications company operating in telecommunications businesses concurrently in all thirty-one provinces, autonomous regions and municipalities in Mainland China. During the acquisition and restructuring process, the Company seized the opportunity to push forward corporate reform of the newly acquired companies, further enhanced the management and operational efficiency of such companies, increased the Group's economies of scale and growth potential, and continuously enhanced the overall value of the Company. The financial performance of the newly acquired companies surpassed the profit forecast targets as stated in the Company's circular to shareholders dated 3 May 2004 (the "Forecasted Targets") and achieved encouraging operating results for the whole year. As at 31 December 2004, total subscribers of the newly acquired companies reached 28.95 million, representing a net increase of 4.45 million subscribers compared to the end of the previous year and exceeding the forecast by 20,000 subscribers. Operating revenue was 24,615 million, representing a growth of 19.2 per cent. from the previous year. EBITDA reached 12,051 million, representing an increase of 28.4 per cent. from the previous year and exceeding the Forecasted Targets by 80 million. Net profits reached 3,788 million, representing an increase of 79.4 per cent. from last year and exceeding the

Forecasted Targets by 671 million. The operational efficiency of the newly acquired companies also experienced significant improvement. The labour productivity rate at the end of 2004 reached 1,542 users per employee, representing an increase of 14.7 per cent. from the corresponding figure at the end of 2003, the financial year prior to the acquisition. The EBITDA margin reached 49.0 per cent., representing an increase of 3.5 percentage points from the corresponding figure in 2003, the financial year prior to the acquisition. The newly acquired subsidiaries achieved favorable operating results and performance, and have made an immediate and positive impact to the Group's earnings per share in 2004. With the inclusion of the new subsidiaries as part of the Group, and given the increasing effect of synergies in management, the Group believes that it can further leverage the benefits of economies of scale to generate favorable returns for shareholders.

The Group will continue to pursue prudent financial policies, strictly control financial risk, maintain its strong cash-flow generating capability, realize its competitive advantages, allocate its resources in a scientific manner, maintain debt at a sustainable level, lower its overall cost of capital and reinforce and develop favorable economic efficiency, with a view to generating greater returns for our shareholders.

Human Resources Development and Corporate Social Responsibility

Human Resources Development

In 2004, our human resources work revolved closely around corporate strategies and business development needs. While consistently subscribing to a management approach of "appreciating talent", and taking into account both our corporate characteristics and practical realities, we continued to accelerate the construction of a human resources management system with a competitive advantage. Through ceaselessly advancing and fine-tuning our human resources enhancement project, actively optimizing corporate organizational management, standardizing the hiring system, enhancing the efficiency, management and control of personnel costs, enhancing the employee performance management system, and stressing the importance of employee communication, training and development, the effect of human resources management on corporate development and performance improvement was gradually increasing.

In 2004, the Group began evaluation work on the human resources enhancement project jointly with a consulting company. The Group proactively followed up on the progress of the project's implementation and increased day-to-day communication, monitoring and supervision in relation to the project. To address problems arising during project implementation, the Group held training seminars and propelled the project towards a higher standard. To further enhance the skills of management personnel of all levels in the use of performance management tools, the Group continued to train them in and consolidate their knowledge of performance management theories and techniques, and ensured the dissemination, monitoring, supervision and realization of the Company's various operational targets.



Employees are participating in development training themed "Enhancing team spirit, surpassing oneself".

To further improve cohesion and inspire employee activism, so that the interests of employees would be more closely aligned with those of the Company and the shareholders, and to motivate employees to continuously create value for the Company, after the Company completed its acquisition of mobile telecommunications companies in ten provinces (autonomous regions) and other telecommunications assets in Mainland China in 2004, employee share options were issued to middle and senior managers and core technical employees of the 21 original subsidiaries, and to the middle and senior managers performing relevant functions in the newly acquired subsidiaries.

The Group has always unrelentingly trained and developed talents and enhanced the ability of its employees. To meet the needs of corporate development strategies, job specifications and employee development, the Group used methods and techniques such as talent exchange, on-the-job training, degree course training, and ability development programs to train and develop employees at all levels and in all fields. In 2004, the Group focused on nurturing professional talents in areas such as sales and marketing, data businesses, networks and tariff management. Through the interaction of talents among different management levels and regions, the Group has improved the quality of its employees, enriched their experience, allowed them to realize their potentials, raised the level of employee satisfaction, enhanced corporate efficiency and increased corporate and employee competitiveness.

The Group places the establishment of a standardized and unified human resources management information system on a high priority. It has set up and fine-tuned the system's management process and standardized the system's operating process, so that the practical benefits of the human resources management information system can be gradually realized.

Corporate Social Responsibility

The Group is concerned about and actively participates in community service. It contributes to the community through charitable activities, such as supporting environmental protection, subsidizing tuition fees for children who cannot afford schooling, providing aid to disaster-afflicted areas, as well as providing SMS donation service on a long-term basis to charitable organizations like the China Children and Teenagers' Fund and the China Welfare Fund for the Handicapped.

In 2004, to further and better fulfill its corporate social responsibility, to turn the practice of giving charitable donations into a standardized long-term system and to uphold the charitable concept that forms an integral part of the Company's strategies, the Board has passed a resolution to establish a charitable fund and a charitable fund committee in China through a wholly-owned Chinese subsidiary. The establishment of the charitable fund is currently in the planning stage. It is intended that the balance of the charitable fund will be maintained at approximately RMB200 million.

In December 2004, a violent earthquake with a strength of 9 on the Richter scale struck in the Indian Ocean and resulted in a tsunami disaster. The Group immediately took emergency action. Through the Group's international roaming SMS platform for well-wishing, the Group sent messages of condolence and SMSs containing hotline service numbers of Chinese embassies and organizations to its roaming subscribers in such regions, thereby providing assistance to compatriots in need. The Group also provided a SMS donation service, thus contributing to the disaster relief efforts.



"M-Zone" customers took part in the "Green Nanjing Walk for the Environment", actively promoting the environment protection awareness in general public, to create a greener environment together.

"Green Olympics" is one of the main themes for the 2008 Olympic Games to be held in Beijing. It is also a sign of China's determination and its solemn promise to use its best endeavors to develop its environmental protection industry. In order to draw the attention of the public to China's environmental protection cause and call upon the public to contribute to the creation of a green and healthy living environment, the Group launched a nationwide campaign in August 2004 to collect used handset batteries. During the campaign, collection boxes were placed in the Group's main retail outlets for the collection of spent or used handset batteries. For every spent or used handset battery collected, the Group donated one sapling to the China Green Foundation for use in the afforestation of areas around Beijing from which water or sandstorm originates.

Recognitions & Acknowledgements

During 2004, the Company's outstanding performance has won

The World's 400 Best Big Companies "Forbes"

Global 500 Largest Companies "Financial Times"

Info Tech 100 "Business Week"

Global 1000 Most Valuable Companies "Business Week"

Best IR from a Chinese Company "IR magazine Asia Awards 2004"

Best IR by a PRC Company "IR magazine China Awards 2004"


IR
magazine
AWARDS
2004

Report of the Directors

The directors take pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2004.

Principal activities

The Group's principal activity is providing mobile telecommunications and related services in thirty-one provinces, autonomous regions and directly-administered municipalities in Mainland China. The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of mobile telecommunications services.

Major customers and suppliers

The Group's aggregate turnover with its five largest customers did not exceed 30 per cent. of the Group's total turnover in 2004.

Purchases from the largest supplier for the year represented 16 per cent. of the Group's total purchases. The five largest suppliers accounted for an aggregate of 46 per cent. of the Group's purchases in 2004. Purchases for the Group include network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not material to the Group's total purchases.

At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5 per cent. of the Company's share capital) had any interest in these five largest suppliers.

Subsidiaries and associates

Particulars of the Company's subsidiaries and the Group's associates as at 31 December 2004 are set out in note 17 and note 18, respectively, to the financial statements.

Financial statements

The profit of the Group for the year ended 31 December 2004 and the state of the Company's and the Group's financial affairs as at that date are set out in the financial statements on pages 76 to 140.

Dividends

The Board considers that the Company's strong free cash flow is capable of supporting the Company's development, while also providing shareholders with a favorable cash return. Having taken into account such factors as the Company's financial position, cash flow position and requirements to ensure the sustainable future growth of the Company's business, the Board recommends payment of a final dividend of HK$0.46 per share for the financial year ended 31 December 2004. This, together with the interim dividend of HK$0.20 per share already paid during 2004, amounts to an aggregate dividend payment of HK$0.66 per share for the full financial year, representing an increase of 83.3 per cent. over the annual dividend of HK$0.36 per share for the financial year 2003 and a dividend payout ratio of 32.7 per cent.

The Company will endeavor to achieve a sustainable and steadily increasing dividend, with a view to generating the best possible return for shareholders.

Charitable donations

Donations made by the Group during the year amounted to RMB20,127,742 (2003: RMB22,006,752).

Fixed assets

Changes to the fixed assets of the Group and the Company during the year are set out in note 14 to the financial statements.

Share capital and share option scheme

Details of the Company's share capital and share option scheme are set out in note 31 and note 32, respectively, to the financial statements.

Fixed rate notes and bonds

Details of the fixed rate notes and bonds of the Group are set out in note 26 to the financial statements.

Convertible notes

Details of the convertible notes of the Group are set out in note 26 to the financial statements.

Reserves

Changes to the reserves of the Group and the Company during the year are set out in note 33 to the financial statements.

Directors

The directors during the financial year were:

Executive directors:

WANG Jianzhou (Chairman)	(appointed on 5 November 2004)
WANG Xiaochu	(resigned on 5 November 2004)
LI Yue	
LU Xiangdong	
XUE Taohai	
ZHANG Chenshuang	(appointed on 20 July 2004)
LI Mofang	(appointed on 20 July 2004)
HE Ning	
LI Gang	
XU Long	

Independent non-executive directors:

Dr. LO Ka Shui
Frank WONG Kwong Shing
Moses CHENG Mo Chi

Non-executive directors:

ZHANG Ligui	(resigned on 5 November 2004)
Dr. J. Brian CLARK	

On 11 March 2005, Dr. J. Brian CLARK resigned and Sir Julian Michael HORN-SMITH was appointed as a non-executive director.

In accordance with Article 97 of the Company's Articles of Association, Mr. LI Yue, Mr. HE Ning and Mr. Frank WONG Kwong Shing will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. In accordance with Article 101 of the Company's Articles of Association, Mr. WANG Jianzhou, Mr. ZHANG Chenshuang, Madam LI Mofang and Sir Julian Michael HORN-SMITH, will also retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The biographical details of the directors proposed for re-election at the forthcoming annual general meeting ("Directors for Re-election") are set out on pages 6 to 9. Except as disclosed in such biographical details, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographical details, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except for the share options granted to the Directors for Re-election (other than Mr. Frank WONG Kwong Shing and Sir Julian Michael HORN-SMITH) as set out in the paragraph "Share option schemes" below, none of them has any interests in the shares of the Company within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance ("SFO").

The service contracts of all the Directors for Re-election do not provide for a specified length of services and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director's fee of HK$180,000 as proposed by the board of directors and approved by the shareholders of the Company. Director's fees are payable on a time pro-rata basis for any non full year's service. Mr. Frank WONG Kwong Shing is also entitled to an additional annual fee of HK$140,000 as members of the Audit Committee and the Remuneration Committee. In addition, for the financial year ended 31 December 2004, Mr. WANG Jianzhou, Mr. LI Yue, Mr. ZHANG Chenshuang, Madam LI Mofang and Mr. HE Ning received a monthly salary of HK$138,000, HK$128,000, HK$128,000, HK$128,000 and HK$128,000, respectively, plus a discretionary bonus and a discretionary award of share options as determined by the board of directors with respect to the director's performance. The remuneration of these directors has been determined with reference to the individual's duties, responsibilities and experience, and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company.

Independent non-executive directors' confirmation of independence

The Company has received independence confirmation from each of the independent non-executive directors, namely Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing and Mr. Moses CHENG Mo Chi, and considers them to be independent.

Directors' interests in contracts

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' and chief executive's interest and short positions in shares, underlying shares and debentures

Certain directors of the Company personally hold options to subscribe for ordinary shares of the Company. Details of such options are disclosed under the paragraph "Share option schemes" below. These share options were granted pursuant to the terms of the share option schemes adopted by the Company.

Apart from those disclosed herein, as at 31 December 2004, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) that is required to be recorded and kept in the register in accordance with section 352 of the SFO, any interests required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code").

Share option schemes

Share option schemes of the Company

Pursuant to a resolution passed at the annual general meeting held on 24 June 2002, the share option scheme established on 8 October 1997 (the "Old Scheme") was terminated and the current share option scheme (the "Current Scheme") was adopted. The Current Scheme shall be valid and effective for a period of 10 years commencing on its adoption date.

The purpose of the Old Scheme was to provide an incentive to the employees and directors of the Company and/or its subsidiaries. Under the Old Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Current Scheme is to provide the Company with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of the Company, any of its holdings companies and their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest (the "Participants"), thereby incentivizing the Participants. Under the Current Scheme, the directors of the Company may, at their discretion, invite the Participants to take up options to subscribe for shares in the Company.

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Current Scheme will not be counted for the purpose of calculating this 10 per cent. limit.

As the Old Scheme was terminated with effect on 24 June 2002, no further options were granted under the Old Scheme thereafter. As at 31 December 2004, the total number of shares which may be issued on the exercise of the outstanding options granted under the Old Scheme is 102,859,000, representing approximately 0.52 per cent. of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. As at the same date, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Current Scheme is 1,738,692,445, representing approximately 8.82 per cent. of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. However, the total number of shares in the Company issued and to be issued upon exercise of the options granted to a Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1 per cent. of the issued share capital of the Company. The consideration payable for the grant of each option under each of the Old Scheme and the Current Scheme is HK$1.00.

For options granted before 1 September 2001 under the Old Scheme, the exercise price of options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80 per cent. of the average of the closing price of the share on the Stock Exchange on the five trading days immediately preceding the date on which the option was granted.

With effect from 1 September 2001, the Stock Exchange requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the Stock Exchange on the date on which the option was granted and the average closing price of the shares on the Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of the options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the Stock Exchange on the date on which the option was granted; and

(iii) the average closing price of the shares on the Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

Share options involving 290,176,000 shares were granted under the Current Scheme during the year ended 31 December 2004.

Under both the Old Scheme and the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the adoption of the scheme (in the case of the Old Scheme) and within 10 years after the date on which the option is granted (in the case of the Current Scheme).

As at 31 December 2004, the directors, chief executive and employees of the Company had the following personal interests in options to subscribe for shares of the Company granted under the Old Scheme and the Current Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	No. of shares involved in the options lapsed during the year	No. of shares acquired on exercise of options during the year	Price per share to be paid on exercise of options HK$
Directors						
WANG Jianzhou (also the chief executive officer)	—	600,000	21 December 2004	—	—	26.75
LI Yue	—	320,000	28 October 2004	—	—	22.75
LU Xiangdong	—	320,000	28 October 2004	—	—	22.75
XUE Taohai	200,000	200,000	3 July 2002	—	—	22.85
	—	320,000	28 October 2004	—	—	22.75
ZHANG Chenshuang	—	320,000	28 October 2004	—	—	22.75
LI Mofang	—	320,000	28 October 2004	—	—	22.75
HE Ning	1,000,000	1,000,000	26 November 1999	—	—	33.91
	166,000	166,000	25 April 2000	—	—	45.04
	90,000	90,000	22 June 2001	—	—	32.10
	180,000	180,000	3 July 2002	—	—	22.85
	—	320,000	28 October 2004	—	—	22.75
LI Gang	1,000,000	1,000,000	26 November 1999	—	—	33.91
	180,000	180,000	25 April 2000	—	—	45.04
	100,000	100,000	22 June 2001	—	—	32.10
	190,000	190,000	3 July 2002	—	—	22.85
	—	270,000	28 October 2004	—	—	22.75

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	No. of shares involved in the options lapsed during the year	No. of shares acquired on exercise of options during the year	Price per share to be paid on exercise of options HK$
XU Long	1,170,000	1,170,000	25 April 2000	—	—	45.04
	95,000	95,000	22 June 2001	—	—	32.10
	180,000	180,000	3 July 2002	—	—	22.85
	—	260,000	28 October 2004	—	—	22.75
Employees*	5,000,000	—	26 November 1999	5,000,000	—	33.91
	27,856,000	26,854,000	25 April 2000	1,002,000	—	45.04
	73,819,500	72,204,000	22 June 2001	1,615,500	—	32.10
	147,737,500	118,408,500	3 July 2002	1,608,000	27,721,000	22.85
	—	285,743,500	28 October 2004	118,000	1,264,500	22.75
		510,811,000	(Note (a))			

* The number of shares involved in the options outstanding at the beginning of the year included share options granted to Mr. WANG Xiaochu involving 4,520,000 shares. Mr. WANG Xiaochu resigned as chairman and chief executive officer of the Company on 5 November 2004.

Notes: (a) The total number of shares involved in the options outstanding at the end of the year represents 2.59 per cent. of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report.

(b) During 2004, options were granted on 28 October 2004 and 21 December 2004. The closing prices per share in the trading day immediately before 28 October 2004 and 21 December 2004 are HK$22.15 and HK$26.95, respectively.

(c) Particulars of share options:

Date of grant	Exercise period
26 November 1999	26 November 1999 to 7 October 2007 (in respect of 50% of the options granted) 26 November 2002 to 7 October 2007 (in respect of the remaining 50% of the options granted)
25 April 2000	25 April 2002 to 7 October 2007 (in respect of 50% of the options granted) 25 April 2005 to 7 October 2007 (in respect of the remaining 50% of the options granted)
22 June 2001	22 June 2003 to 7 October 2007 (in respect of 50% of the options granted) 22 June 2006 to 7 October 2007 (in respect of the remaining 50% of the options granted)
3 July 2002	3 July 2004 to 2 July 2012 (in respect of 50% of the options granted) 3 July 2007 to 2 July 2012 (in respect of the remaining 50% of the options granted)
28 October 2004	28 October 2005 to 27 October 2014 (in respect of 40% of the options granted) 28 October 2006 to 27 October 2014 (in respect of 30% of the options granted) 28 October 2007 to 27 October 2014 (in respect of the remaining 30% of the options granted)
21 December 2004	21 December 2005 to 20 December 2014 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2014 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2014 (in respect of the remaining 30% of the options granted)

The options granted are not recognised in the financial statements until they are exercised.

The weighted average value per option granted in 2004 estimated on the date on which the options were granted by using the Black-Scholes option pricing model was HK$6.64 (2002: HK$9.15). The weighted average was calculated by using the following assumptions:

	2004	**2002***
Risk-free interest rate	4.1%	5.3%
Expected life (in years)	10	10
Volatility	27.38%	32.44%
Expected dividend per share (based on historical dividend)	HK$0.66	HK$0.32

* No options were granted in 2003. Hence 2002 comparative figures were disclosed.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility, which may deviate over any period of time depending on market conditions. Since the characteristics of the Company's share options are significantly different from those of traded options, and the changes in the subjective assumptions can materially affect the estimated fair value of the share options, the Black-Scholes option pricing model does not necessarily provide a reliable calculation of the fair value of the share options.

Details of share options exercised during the year:

Period during which options were exercised	Exercise price	Weighted average closing price per share immediately before dates of exercise of options	Proceeds received	Number of shares involved in the options
7 January 2004 to 31 December 2004	HK$22.85	HK$26.46	HK$633,424,850	27,721,000
8 November 2004 to 30 December 2004	HK$22.75	HK$25.01	HK$28,767,375	1,264,500

Share Option Scheme of Aspire Holdings Limited ("Aspire")

Pursuant to a resolution passed at the annual general meeting of the Company held on 24 June 2002, the share option scheme of Aspire (the "Aspire Scheme") was adopted. The Aspire Scheme shall be valid and effective for a period of 10 years commencing on its adoption date.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Aspire Scheme is to provide Aspire with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of Aspire or any of its subsidiaries (the "Aspire Participants"), thereby incentivizing the Aspire Participants. Under the Aspire Scheme, the board of directors of Aspire may, at their discretion, invite Aspire Participants to take up options to subscribe for shares of Aspire (the "Aspire Shares").

The maximum aggregate number of Aspire Shares which can be subscribed pursuant to options that are or may be granted under the Aspire Scheme equals to 10 per cent. of the total issued share capital of Aspire as at the date of adoption of the Aspire Scheme. Options lapsed or cancelled in accordance with the terms of the Aspire Scheme will not be counted for the purpose of calculating this 10 per cent. limit. As at 31 December 2004, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Aspire Scheme was 93,964,582, representing 10 per cent. of the issued share capital of Aspire as at the date of this annual report. However, the total number of Aspire Shares issued and to be issued upon exercise of the options granted to an Aspire Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1 per cent. of the issued share capital of Aspire.

The consideration payable by an Aspire Participant for the grant of each option is HK$1.00.

For options granted under the Aspire Scheme, the exercise price of the options shall be determined by the directors of Aspire at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) US$0.298; and

(ii) the price determined by applying a maximum discount of 20 per cent. to the price per Aspire Share calculated by dividing the valuation of Aspire as a whole by the aggregate number of issued Aspire Shares at the time of employment/appointment of the Aspire Participant or the grant of the options to the Aspire Participant (as the case may be),

provided, however, that 10 per cent. of the options to be granted under the Aspire Scheme may have an exercise price less than (i) and (ii) above but not less than US$0.182.

Under the Aspire Scheme, the term of the option is determined by the directors of Aspire at their discretion, provided that all options shall be exercised within 10 years after the date of which the option is granted.

Under the vesting conditions of the options under Aspire Scheme:

(a) 50 per cent. of any options granted shall be exercisable: (i) 2 years after the time of commencement of employment (or the appointment as director) of the relevant Aspire Participant (in the case of options specified in the employment contract with the relevant Aspire Participant) or (in other cases) the date on which the Aspire Participant is offered with the option or (ii) after listing of Aspire, whichever is later; and

(b) the remaining 50 per cent. of such options shall be exercisable 3 years after the initial 50 per cent. of the options becomes exercisable.

As at 31 December 2004, a director and the employees of Aspire had the following personal interests in options to subscribe for shares of Aspire granted under the Aspire Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options lapsed during the year	Price per share to be paid on exercise of options US$
Director of Aspire*	2,800,000	2,800,000	18 February 2003	(Note 2)	—	0.182
Employees of Aspire*	13,315,000	11,545,000	18 February 2003	(Note 3)	1,770,000	0.298
	820,000	730,000	18 April 2003	(Note 3)	90,000	0.298
	3,280,000	2,810,000	16 September 2003	(Note 3)	470,000	0.298
	—	2,470,000	18 March 2004	(Note 3)	570,000	0.298
	—	1,115,000	28 May 2004	(Note 3)	340,000	0.298
		21,470,000	(Note 1)			

Notes:

* During the year ended 31 December 2004, no share options have been granted under the Aspire Scheme for the directors and chief executive of the Company.

(1) The total number of shares involved in the options outstanding at the end of the year represents 2.28 per cent. of the issued share capital of Aspire as at the date of this report.

(2) (a) 50 per cent. of the options are exercisable between the period:

— commencing on the later of: (i) two years after the date of appointment as director or (ii) the listing of the shares of Aspire; and

— ending on 17 February 2013; and

(b) the remaining 50 per cent. of such options shall be exercisable between the period commencing three years after the initial 50 per cent. of the option becomes exercisable and ending on 17 February 2013.

(3) (a) 50 per cent. of the options granted to a particular employee are exercisable between the period:

— commencing on the later of: (i) two years after the commencement of employment of that employee or the option offer date (as the case may be) or (ii) the listing of the shares of Aspire; and

— ending on the date falling 10 years from the option grant date; and

(b) the remaining 50 per cent. of such options shall be exercisable between the period commencing three years after the initial 50 per cent. of the option becomes exercisable and ending on the date falling 10 years from the option grant date.

No options granted under the Aspire Scheme were exercised during the year ended 31 December 2004.

The options granted are not recognised in the financial statements until they are exercised.

Since the options granted pursuant to the Aspire Scheme are for the subscription of shares in Aspire which are not listed, the value of the options granted is not required to be disclosed under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

In any event, since (i) the shares in Aspire are not listed, (ii) the options granted under the Aspire Scheme are not freely transferable (and hence there is no open market for transacting these options); and (iii) the grantee of an option will also not be able to charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any option, any valuation of the options will necessarily be based on subjective assumptions, and may not provide a reliable measure of the fair value of the options and would potentially be misleading to the shareholders of the Company.

Apart from the foregoing, at no time during the year was the Company, any of its holding companies or subsidiaries, a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial Shareholders' and other persons' interests and short positions in shares and underlying shares

The Company has been notified of the following interests in the Company's issued shares at 31 December 2004 amounting to 5 per cent. or more of the ordinary shares in issue:

		Ordinary shares held		Percentage of total issued shares
		directly	indirectly	
(i)	China Mobile Communications Corporation ("China Mobile")	—	14,890,116,842	75.58%
(ii)	China Mobile (Hong Kong) Group Limited ("CMHK (Group)")	—	14,890,116,842	75.58%
(iii)	China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)")	14,890,116,842	—	75.58%

Note: In light of the fact that China Mobile and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of China Mobile and CMHK (Group).

Apart from the foregoing, as at 31 December 2004, no person or corporation had any interest in the share capital of the Company as recorded in the registers required to be kept under section 336 of the SFO as having an interest in 5 per cent. or more of or any short position in the issued share capital of the Company.

Connected Transactions

(i) Acquisition

The Company entered into a sale and purchase agreement (the "Acquisition Agreement") on 28 April 2004 in relation to the acquisition (the "Acquisition") from CMHK (BVI), the Company's immediate controlling shareholder, the entire interests in Neimenggu Mobile Communication Company Limited, Jilin Mobile Communication Company Limited, Heilongjiang Mobile Communication Company Limited, Guizhou Mobile Communication Company Limited, Yunnan Mobile Communication Company Limited, Xizang Mobile Communication Company Limited, Gansu Mobile Communication Company Limited, Qinghai Mobile Communication Company Limited, Ningxia Mobile Communication Company Limited, Xinjiang Mobile Communication Company Limited, Beijing P&T Consulting & Design Institute Company Limited and China Mobile Communication Company Limited (collectively, the "2004 Acquired Subsidiaries"). The total consideration for the Acquisition was US$3,650 million, and consisted of payment of an initial consideration of US$2,000 million on completion of the Acquisition and the payment of a deferred consideration of US$1,650 million. The deferred consideration is payable fifteen years after the date of completion of the Acquisition. The Company will pay interest to CMHK (BVI) at half-yearly intervals on the actual amount of deferred consideration remaining unpaid. The Acquisition was announced by the Company on 28 April 2004 and details of the Acquisition were included in a circular dated 3 May 2004 and sent to shareholders of the Company. Completion of the Acquisition took place on 1 July 2004.

(ii) Continuing Connected Transactions which were subject to waivers previously granted by the Stock Exchange

Details of the continuing connected transactions which were subject to waivers previously granted by the Stock Exchange (the "Continuing Connected Transactions subject to waivers") are set out in note 34 to the financial statements.

For the financial year ended 31 December 2004, the Continuing Connected Transactions subject to waivers have not exceeded their respective upper limits:

(1) collection service charges payable by the Group, other than Anhui Mobile Communication Company Limited, Jiangxi Mobile Communication Company Limited, Chongqing Mobile Communication Company Limited, Sichuan Mobile Communication Company Limited, Hubei Mobile Communication Company Limited, Hunan Mobile Communication Company Limited, Shaanxi Mobile Communication Company Limited and Shanxi Mobile Communication Company Limited (collectively, the "2002 Acquired Subsidiaries") and the 2004 Acquired Subsidiaries, to subsidiaries of China Mobile have not exceeded 0.1 per cent. of the Group's turnover for the year ended 31 December 2004; and sales service charges payable by the Group, other than the 2002 Acquired Subsidiaries and the 2004 Acquired Subsidiaries, to subsidiaries of China Mobile have not exceeded 0.3 per cent. of the Group's turnover for the year. The collection service charges are determined based on the amount of collections; whilst the sales service charges are determined in accordance with the number of subscribers acquired;

(2) rental payments and property management fees payable by the Group (other than the 2002 Acquired Subsidiaries and the 2004 Acquired Subsidiaries) to subsidiaries of China Mobile have not exceeded 0.56 per cent. of the Group's turnover for the year ended 31 December 2004. In relation to leased properties, the rental payments were determined with reference to market rates. In relation to properties sub-leased to the Group (other than the 2002 Acquired Subsidiaries and the 2004 Acquired Subsidiaries) by subsidiaries of China Mobile, the rental payments were equal to the rental payments payable to such third parties by the relevant subsidiaries of China Mobile. Property management fees were determined with reference to market rates;

(3) construction and related services fees payable by the Group (other than the 2002 Acquired Subsidiaries and the 2004 Acquired Subsidiaries) to subsidiaries of China Mobile have not exceeded 0.25 per cent. of the Group's turnover for the year ended 31 December 2004. The charges payable for construction and related services were determined according to standards laid down by the relevant government departments and/or by reference to market rates;

(4) equipment maintenance and related services fees payable by the Group (other than the 2002 Acquired Subsidiaries and the 2004 Acquired Subsidiaries) to subsidiaries of China Mobile have not exceeded 0.05 per cent. of the Group's turnover for the year ended 31 December 2004. The charges and fees payable for equipment maintenance and related services were determined according to standards laid down by the relevant government departments and/or by reference to market rates;

(5) payments by Hebei Mobile Communication Company Limited to the relevant subsidiaries of China Mobile in respect of the purchase of transmission towers, transmission tower-related services and antenna maintenance services have not exceeded 0.06 per cent. of the Group's turnover for the year ended 31 December 2004. The price of such transmission towers and spare parts and the charges payable for services rendered were determined according to standards laid down by relevant government departments and/or by reference to market rates;

(6) handling charges received by the Group (other than the 2002 Acquired Subsidiaries and the 2004 Acquired Subsidiaries) from subsidiaries of China Mobile in respect of prepaid services have not exceeded 1 per cent. of the Group's turnover for the year ended 31 December 2004, and handling charges paid by the Group (other than the 2002 Acquired Subsidiaries and the 2004 Acquired Subsidiaries) to subsidiaries of China Mobile in respect of prepaid services have not exceeded 1 per cent. of the Group's turnover for the year ended 31 December 2004. Under the relevant agreement (as supplemented) entered into between the Company and China Mobile in relation to prepaid services, the network operator in the location which issued the value-adding cards would have to remit 95% of the face value of the value-adding card to the subscriber's home network operator and would be entitled to keep the remaining 5% of the face value as a handling charge;

(7) handling charges received by the 2002 Acquired Subsidiaries from the subsidiaries of China Mobile in respect of prepaid services have not exceeded 1 per cent. of the Group's turnover for the year ended 31 December 2004, and handling charges paid by the 2002 Acquired Subsidiaries to the subsidiaries of China Mobile in respect of prepaid services have not exceeded 1 per cent. of the Group's turnover for the year ended 31 December 2004. The handling charges payable were determined on the same basis as set out in paragraph (6) above;

(8) platform development charges payable by each of the Group and China Mobile to Aspire or its subsidiaries have not exceeded 3 per cent. of the Group's consolidated net tangible assets as at 31 December 2004. The platform development charges payable were determined according to standards laid down by the relevant government departments and/or by reference to market rates;

(9) payment in respect of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services payable by the 2002 Acquired Subsidiaries to the subsidiaries of China Mobile have not exceeded 0.25 per cent. of the Group's turnover for the year ended 31 December 2004. The charges payable for such services were determined with reference to and could not exceed relevant standards laid down and revised from time to time by the relevant government departments. Where there were no government standards, the charges were determined according to market rates;

(10) telecommunications lines maintenance services payments payable by the 2002 Acquired Subsidiaries to the subsidiaries of China Mobile have not exceeded 0.04 per cent. of the Group's turnover for the year ended 31 December 2004. The charges payable for such services were determined with reference to and could not exceed relevant standards laid down and revised from time to time by the relevant government departments. Where there were no government standards, the charges were determined according to market rates;

(11) property leasing and property management services payments payable by the 2002 Acquired Subsidiaries to the subsidiaries of China Mobile have not exceeded 0.25 per cent. of the Group's turnover for the year ended 31 December 2004. The charges payable by the 2002 Acquired Subsidiaries in respect of properties owned by the subsidiaries of China Mobile were determined with reference to market rates; whilst the charges payable in respect of properties which subsidiaries of China Mobile leased from third parties were determined according to the actual rent payable by the subsidiaries of China Mobile to such third parties together with the amount of any tax payable; and

(12) payments to Hubei Communication Services Company (a subsidiary of China Mobile) by the Group (other than the 2004 Acquired Subsidiaries) in respect of the purchase of transmission towers and related services have not exceeded 0.5 per cent. of the Group's turnover for the year ended 31 December 2004. The price of such transmission towers and spare parts and the charges payable for services rendered were determined according to standards laid down by the relevant government departments, or where there were no government standards, by reference to market rates.

In the opinion of the independent non-executive directors, the Continuing Connected Transactions subject to waivers were entered into by the Group:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms; and

(iii) in accordance with the relevant agreements governing such transactions and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The board of directors has received a letter from the auditors of the Company stating that the Continuing Connected Transactions subject to waivers:

(A) have received the approval of the Company's board of directors;

(B) were in accordance with the pricing policy as stated on pages 65 to 67 of this report;

(C) have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions subject to waivers; and

(D) have not exceeded their respective upper limits set out above for the financial year ended 31 December 2004.

Following completion of the Acquisition on 1 July 2004, the Company operates in all thirty-one provinces, autonomous regions and directly administered municipalities of China. As the provincial mobile telecommunications subsidiaries previously owned by China Mobile have become members of the Group, the transactions previously entered into between subsidiaries of the Company and prior subsidiaries of China Mobile which have been acquired by the Company no longer constitute connected transactions under the Listing Rules. Only those transactions between the Company or its subsidiaries and subsidiaries of China Mobile (which have not been acquired by the Company) remain as connected transactions under the Listing Rules. Accordingly, the Company entered into the property leasing and management services agreement and the telecommunications services agreement (collectively, the "Continuing Connected Transactions Agreements") with China Mobile on 30 December 2004 with a view to streamlining the management of the continuing connected transactions by the Company. Each of the Continuing Connected Transactions Agreements has a fixed term of three years, and is effective from 1 January 2005 to 31 December 2007. Each of the transactions under the Continuing Connected Transactions Agreements was classified as a continuing connected transaction under Rule 14A.34 of the Listing Rules and was exempt from the independent shareholders' approval requirements under the Listing Rules. Details of the transactions under the Continuing Connected Transactions Agreements will be included in the annual report and accounts of the Company for the year ending 31 December 2005 in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

In addition to the transactions contemplated under the Continuing Connected Transactions Agreements, the platform development services provided by Aspire or its subsidiaries to China Mobile will remain continuing connected transactions of the Company and the upper limit of the platform development charges set out in paragraph (8) above will continue to apply until 31 December 2006.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Bank and other loans

Particulars of bank and other loans of the Group as at 31 December 2004 are set out in note 26 to the financial statements.

Financial summary

A summary of the audited results and of the audited statements of the assets and liabilities of the Group for the last five financial years is set out on pages 150 to 152.

Employee retirement benefits

Particulars of the employee retirement benefits of the Group are set out in note 30 to the financial statements.

Public Float

As at the date of this annual report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

Compliance with the Code of Best Practice

Throughout the year ended 31 December 2004, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules which was in force prior to 1 January 2005, except that the non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.

Compliance with the Model Code

The Company has adopted the Model Code. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the year ended 31 December 2004.

Auditors

A resolution for the reappointment of KPMG as auditors of the Company shall be proposed at the forthcoming annual general meeting.

By order of the board

Wang Jianzhou
Chairman
Hong Kong, 11 March 2005

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Mobile (Hong Kong) Limited will be held on 12 May 2005 at 1:30 p.m. in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements for the year ended 31 December 2004 and the Reports of the Directors and the Auditors.

2. To declare a final dividend for the year ended 31 December 2004.

3. To elect Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT:**

   (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(1) the conclusion of the next annual general meeting of the Company;

(2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT** a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

(a) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

(b) (if the Directors are so authorized by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

Such mandate shall expire at the earlier of:

(1) the conclusion of the next annual general meeting of the Company;

(2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(3) the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting."

7. "**THAT** the Directors be and they are hereby authorised to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

By order of the Board
He Ning
Executive Director & Vice President

23 March 2005

Notes:

1. Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 60/F, The Center, 99 Queen's Road Central, Central, Hong Kong at least 36 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. According to the Articles of Association of the Company, a poll may be demanded by:

   (a) the chairman of the above Meeting; or

   (b) at least three members present in person or by proxy and entitled to vote at the above Meeting; or

   (c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the above Meeting; or

   (d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the above Meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

4. A poll shall be taken at such time (being not later than thirty days after the date of the demand) and in such manner as the chairman of the above Meeting may appoint. On a poll, every member present at the meeting shall be entitled to one vote for every fully paid-up share of which he is the holder. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so directed or demanded.

5. The Board of Directors has recommended a final dividend for the year ended 31 December 2004 of HK$0.46 per share and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 20 May 2005 to those shareholders whose names appear on the Company's register of members on 12 May 2005.

6. The register of members of the Company will be closed from 10 May 2005 to 12 May 2005 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4 p.m. on 9 May 2005.

7. Concerning Resolution 5 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be set out in a separate letter from the Company to be enclosed with the 2004 Annual Report.

Auditors' Report

KPMG

To the shareholders of
China Mobile (Hong Kong) Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 76 to 140 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 11 March 2005

Consolidated Income Statement

for the Year ended 31 December 2004 (Expressed in Renminbi)

	Note	2004 RMB million	2003 RMB million
Operating revenue (Turnover)	3		
Usage fees		128,534	111,027
Monthly fees		24,760	20,666
Other operating revenue		39,087	26,911
		192,381	158,604
Operating expenses			
Leased lines		3,861	4,914
Interconnection		12,072	12,868
Depreciation		44,320	36,611
Personnel		9,717	7,700
Other operating expenses	4	62,677	43,308
		132,647	105,401
Profit from operations		59,734	53,203
Amortisation of goodwill	16	(1,930)	(1,850)
Other net income	5	3,167	2,464
Non-operating net income	6	900	434
Interest income		1,014	807
Finance costs	7(a)	(1,679)	(2,099)
Profit from ordinary activities before taxation	7	61,206	52,959
Taxation	10(a)	(19,180)	(17,412)
Profit from ordinary activities after taxation		42,026	35,547
Minority interests		(22)	9
Profit attributable to shareholders	11 & 33(a)	42,004	35,556
Dividends attributable to the year:			
Interim dividend declared and paid during the year	12(a)	4,175	3,339
Final dividend proposed after the balance sheet date	12(a)	9,614	4,178
		13,789	7,517
Earnings per share			
Basic	13(a)	RMB2.14	RMB1.81
Diluted	13(b)	RMB2.13	RMB1.81

The notes on pages 85 to 140 form part of these financial statements.

Consolidated Balance Sheet

at 31 December 2004 (Expressed in Renminbi)

	Note	2004 RMB million	2003 RMB million
Non-current assets			
Fixed assets	14(a)	218,063	171,604
Construction in progress	15	31,239	28,370
Goodwill	16	35,300	34,373
Interest in associates	18	—	16
Investment securities	19	77	77
Deferred tax assets	20	4,068	3,263
Deferred expenses	21	96	143
		288,843	237,846
Current assets			
Inventories		2,499	2,050
Amount due from ultimate holding company	22	356	762
Accounts receivable	23	6,553	6,116
Other receivables	24	1,879	1,787
Prepayments and other current assets		2,974	2,128
Tax recoverable	10(c)	235	258
Deposits with banks		20,264	17,227
Cash and cash equivalents	25	45,149	39,129
		79,909	69,457
Current liabilities			
Bank loans and other interest-bearing borrowings	26(a)	8,180	13,090
Bills payable		1,676	2,059
Current instalments of obligations under finance leases	27	68	68
Current portion of deferred revenue	29	12,936	9,476
Amount due to ultimate holding company	22	459	1,352
Amount due to immediate holding company	22	98	47
Accounts payable	28	35,036	25,225
Accrued expenses and other payables		32,549	22,317
Tax payable	10(c)	6,664	4,516
		97,666	78,150
Net current liabilities		(17,757)	(8,693)
Total assets less current liabilities carried forward		271,086	229,153

The notes on pages 85 to 140 form part of these financial statements.

	Note	2004 RMB million	2003 RMB million
Total assets less current liabilities brought forward		271,086	229,153
Non-current liabilities			
Bank loans and other interest-bearing borrowings	26(a)	(13,000)	(19,407)
Amount due to immediate holding company	22	(23,633)	(9,976)
Deferred revenue, excluding current portion	29	(944)	(688)
Deferred tax liabilities	20	(105)	(97)
		(37,682)	(30,168)
Minority interests		(243)	(182)
NET ASSETS		233,161	198,803
CAPITAL AND RESERVES			
Share capital	31	2,102	2,099
Reserves	33(a)	231,059	196,704
		233,161	198,803

Approved and authorised for issue by the board of directors on 11 March 2005

Wang Jianzhou
Director

Xue Taohai
Director

The notes on pages 85 to 140 form part of these financial statements.

Balance Sheet

at 31 December 2004 (Expressed in Renminbi)

	Note	2004 RMB million	2003 RMB million
Non-current assets			
Fixed assets	14(b)	3	2
Investments in subsidiaries	17	468,222	438,012
Deferred expenses	21	96	143
		468,321	438,157
Current assets			
Amounts due from subsidiaries	17	4,171	8,760
Interest receivable		6	17
Other receivables		2	2
Deposits with banks		718	179
Cash and cash equivalents	25	2,137	2,355
		7,034	11,313
Current liabilities			
Bank loans and other interest-bearing borrowings	26(b)	5,725	4,984
Amount due to immediate holding company	22	98	47
Accrued expenses and other payables		36	124
		5,859	5,155
Net current assets		1,175	6,158
Total assets less current liabilities		469,496	444,315
Non-current liabilities			
Amount due to subsidiary	17	(13,000)	(13,000)
Amount due to immediate holding company	22	(23,633)	(9,976)
Bank loans and other interest-bearing borrowings	26(b)	—	(5,735)
		(36,633)	(28,711)
NET ASSETS		432,863	415,604
CAPITAL AND RESERVES			
Share capital	31	2,102	2,099
Reserves	33(b)	430,761	413,505
		432,863	415,604

Approved and authorised for issue by the board of directors on 11 March 2005

Wang Jianzhou
Director

Xue Taohai
Director

The notes on pages 85 to 140 form part of these financial statements.

Consolidated Statement of Changes in Equity

for the Year ended 31 December 2004 (Expressed in Renminbi)

	Note	2004 RMB million	2003 RMB million
Shareholders' equity at 1 January		198,803	173,265
Net profit for the year	33(a)	42,004	35,556
Dividends declared or approved during the year		(8,349)	(10,018)
Movements in shareholders' equity arising from capital transactions with shareholders:			
Shares issued under share option scheme	31	3	—
Share premium arising on issuance of shares	33(a)	700	—
		703	—
Shareholders' equity at 31 December		233,161	198,803

The notes on pages 85 to 140 form part of these financial statements.

Consolidated Cash Flow Statement

for the Year ended 31 December 2004 (Expressed in Renminbi)

	Note	2004 RMB million	2003 RMB million
Operating activities			
Profit from ordinary activities before taxation		61,206	52,959
Adjustments for:			
— Depreciation of fixed assets		44,320	36,611
— Amortisation of goodwill		1,930	1,850
— Loss on disposal of fixed assets		535	795
— Write off of fixed assets		5,900	669
— Provision for doubtful accounts		2,273	2,006
— Amortisation of deferred expenses		47	47
— Interest income		(1,014)	(807)
— Interest expense		1,679	2,099
— Dividend income		(84)	(48)
— Unrealised exchange loss, net		24	47
Operating profit before changes in working capital		116,816	96,228
Increase in inventories		(106)	(464)
Decrease in amount due from fellow subsidiaries		896	—
Decrease in amount due from ultimate holding company		662	520
Increase in accounts receivable		(2,082)	(1,968)
Decrease/(increase) in other receivables		377	(259)
Increase in prepayments and other current assets		(555)	(69)
Decrease in amount due to fellow subsidiaries		(4,661)	—
(Decrease)/increase in amount due to ultimate holding company		(1,257)	135
Decrease in amount due to immediate holding company		—	(355)
Increase in accounts payable		2,707	940
Increase in accrued expenses and other payables		6,365	6,246
Increase in deferred revenue		2,724	2,535
Cash generated from operations		121,886	103,489
Tax paid			
— PRC income tax paid		(18,107)	(17,955)
Net cash from operating activities carried forward		103,779	85,534

The notes on pages 85 to 140 form part of these financial statements.

	Note	2004 RMB million	2003 RMB million
Net cash from operating activities brought forward		103,779	85,534
Investing activities			
Payment for acquisition of subsidiaries (net of cash and cash equivalents acquired)	(b)	(12,238)	—
Payment of amount due to immediate holding company in respect of acquisition of subsidiaries		—	(5,200)
Capital expenditure		(59,143)	(43,871)
Proceeds from disposal of fixed assets		93	233
Increase in deposits with banks		(3,037)	(6,158)
Interest received		939	656
Dividends received		84	48
Net cash used in investing activities		(73,302)	(54,292)
Financing activities			
Proceeds from issue of shares under share option scheme		703	—
Redemption of fixed rate notes		(4,978)	—
Proceeds from bank and other loans		—	760
Repayments of bank and other loans		(9,783)	(12,790)
Capital elements of finance leases rentals paid		(10)	—
Interest paid		(2,040)	(2,640)
Dividends paid		(8,349)	(10,018)
Net cash used in financing activities		(24,457)	(24,688)
Net increase in cash and cash equivalents		6,020	6,554
Cash and cash equivalents at beginning of year		39,129	32,575
Cash and cash equivalents at end of year	25	45,149	39,129

The notes on pages 85 to 140 form part of these financial statements.

Notes to the consolidated cash flow statement

(a) Acquisition of subsidiaries

	2004 RMB million
Net assets acquired:	
Fixed assets	34,678
Construction in progress	3,922
Deferred tax assets	193
Inventories	343
Amount due from ultimate holding company	256
Amount due from fellow subsidiaries	896
Accounts receivable	589
Other receivables	417
Prepayments and other current assets	291
Cash and cash equivalents	4,315
Bank loans and other interest-bearing borrowings	(3,460)
Bills payable	(31)
Amount due to ultimate holding company	(364)
Amount due to fellow subsidiaries	(4,661)
Accounts payable	(4,272)
Obligations under finance leases	(10)
Accrued expenses and other payables	(4,263)
Tax payable	(490)
Deferred revenue	(992)
Deferred tax liabilities	(4)
	27,353
Goodwill arising on acquisition	2,857
	30,210
Satisfied by: Cash consideration	30,210

(b) Analysis of net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries

	2004 RMB million
Cash consideration	30,210
Cash and bank balances acquired	(4,315)
Amount due to immediate holding company	(13,657)
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	12,238

Notes to the consolidated cash flow statement (cont'd)

(c) Significant non-cash transactions

The Group incurred payables of RMB23,584,000,000 (2003: RMB17,235,000,000) and RMB1,660,000,000 (2003: RMB2,059,000,000) to equipment suppliers and banks respectively for additions of construction in progress during the year ended 31 December 2004.

1 Significant accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") (formerly named Hong Kong Society of Accountants), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost.

(c) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated income statement as they arise.

All significant intra-group balances and transactions, and any unrealised profit arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated income statement.

1 Significant accounting policies (cont'd)

(c) Subsidiaries (cont'd)

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the income statement as they arise.

(d) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group's share of the post-acquisition results of its associates for the year is not considered material and therefore is not included in the consolidated income statement. In the consolidated balance sheet, interest in associates is stated at cost less impairment losses (see note 1(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case, it is stated at fair value with changes in fair value recognised in the income statement as they arise.

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

— for acquisitions before 1 January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses recognised in the consolidated income statement (see note 1(i)); and

— for acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated income statement on a straight-line basis over 20 years. Positive goodwill is stated in the consolidated balance sheet at cost less accumulated amortisation and any impairment losses (see note 1(i)).

Negative goodwill arising on acquisitions of controlled subsidiaries represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

1 Significant accounting policies (cont'd)

(e) Goodwill (cont'd)

— for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated income statement when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated income statement over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated income statement.

In respect of any negative goodwill not yet recognised in the consolidated income statement, it is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill.

(f) Other investments in securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the income statement, such provisions being determined for each investment individually.

(ii) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the income statement as they arise.

1 Significant accounting policies (cont'd)

(g) Fixed assets and depreciation

(i) Fixed assets are stated at cost less accumulated depreciation and impairment losses (see note 1(i)).

(ii) The cost of fixed assets comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of the fixed asset.

(iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the assets and are recognised in the income statement on the date of retirement or disposal.

(iv) Depreciation is calculated to write-off the cost of fixed assets on a straight-line basis over their estimated useful lives, to residual values, as follows:

	Depreciable life	Residual value
Land use rights	Over the period of grant	—
Buildings	8 – 35 years	3%
Telecommunications transceivers, switching centres, transmission and other network equipment	7 – 10 years	3%
Office equipment, furniture and fixtures and others	4 – 18 years	3%

(h) Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases.

1 Significant accounting policies (cont'd)

(h) Leased assets (cont'd)

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in the fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Company or Group will obtain ownership of the asset, the life of the asset, as set out in note 1(g). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(i). Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(i) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— fixed assets;

— construction in progress;

— investments in subsidiaries and associates; and

— positive goodwill (whether taken initially to reserves or recognised as an asset).

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised in the income statement whenever the carrying amount of an asset (including positive goodwill taken directly to reserves) exceeds its recoverable amount.

(i) *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

1 Significant accounting policies (cont'd)

(i) Impairment of assets (cont'd)

(ii) *Reversals of impairment losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(j) Construction in progress

Construction in progress is stated at cost less any impairment losses (see note 1(i)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalised during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use.

(k) Inventories

Inventories, which consist primarily of handsets, SIM cards and accessories, are stated at the lower of cost and net realisable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realisable value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or to management's estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognised as a deduction of other income due to its insignificance. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

1 Significant accounting policies (cont'd)

(l) Deferred revenue

Deferred revenue, which consists primarily of deferred revenue from prepaid service fees received from subscribers, deferred tax credit of purchase of domestic telecommunications equipment and deferred revenue from assignment of rights to income from subscribers with distributors of telecommunications services are stated in the balance sheet at the amount of consideration received according to the relevant assignment contracts if applicable, less income recognised in the income statement up to the balance sheet date.

Revenue from prepaid service fees is recognised when the mobile telecommunications services are rendered.

Deferred tax credit of purchase of domestic telecommunications equipment is amortised over the remaining lives of the related fixed assets and credited as non-operating income in the income statement.

Income from assignment of rights is deferred and recognised on a straight-line basis over the relevant assignment period.

(m) Fixed rate notes, bonds and convertible notes

Fixed rate notes, bonds and convertible notes are stated in the balance sheet at face value, less unamortised discount arising thereon, if any. The discount is amortised on a straight-line basis over the period from the date of issue to the date of maturity.

(n) Deferred expenses

Deferred expenses comprise incidental costs incurred in relation to the issue of the fixed rate notes, bonds and convertible notes of the Group and are amortised on a straight-line basis over the periods from the date of issue to the date of maturity. In the event that the notes are redeemed prior to the maturity date, the unamortised expenses are charged immediately to the income statement.

(o) Interest costs

Interest costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

1 Significant accounting policies (cont'd)

(p) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

(i) usage fees are recognised as revenue when the service is rendered;

(ii) monthly fees are recognised as revenue in the month during which the service is rendered;

(iii) deferred revenue from prepaid services is recognised as income when the mobile telecommunications services are rendered upon actual usage by subscribers;

(iv) deferred revenue from assignment of rights to income from subscribers is recognised on a straight-line basis over the duration of the assignment period;

(v) interest income is recognised on a time proportion basis by reference to the principal outstanding and the rate applicable; and

(vi) sales of SIM cards and handsets are recognised on delivery of goods to the buyer. Such revenue, net of cost of goods sold, is included in other net income due to its insignificance.

(q) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based upon evaluation of the recoverability of the receivables at the balance sheet date.

(r) Translation of foreign currencies

Foreign currency transactions during the year are translated into Renminbi at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates ruling at the balance sheet date. Exchange gains and losses, other than those capitalised as construction in progress, are recognised in the consolidated income statement. Exchange differences attributable to the translation of borrowings denominated in foreign currencies and used for financing the construction of fixed assets, are included in the cost of the related construction in progress. No exchange difference is capitalised to construction in progress during the years presented.

1 Significant accounting policies (cont'd)

(s) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

1 Significant accounting policies (cont'd)

(s) Income tax (cont'd)

(iii) (cont'd)

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(t) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

1 Significant accounting policies (cont'd)

(t) Provisions and contingent liabilities (cont'd)

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) The Company's contributions to Mandatory Provident Funds, as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the income statement as incurred.

(iii) The employees of the subsidiaries participate in defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees' salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans. The Group's contributions to these plans are charged to the income statement when incurred. The subsidiaries have no obligation for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(iv) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(v) Termination benefits are recognised when, and only when the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

1 Significant accounting policies (cont'd)

(v) Operating leases

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

Where the Group has the use of assets under operating lease, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred. There is no contingent rentals recognised by the Group during the years presented.

(w) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

All material related parties transactions have been disclosed in the relevant notes on the financial statements.

(x) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(y) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

1 Significant accounting policies (cont'd)

(y) Segment reporting (cont'd)

No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the People's Republic of China (the "PRC") and less than 10 per cent. of the Group's turnover and contribution to profit from operations were derived from activities outside the Group's mobile telecommunications and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group's total assets.

2 Recently issued accounting standards

HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3 Turnover

The principal activities of the Group are the provision of mobile telecommunications and related services in thirty-one provinces, autonomous regions and municipalities of the PRC. The principal activity of the Company is investment holding.

Turnover represents usage fees, monthly fees and other operating revenue derived from the Group's mobile telecommunications networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at 3.0 to 3.3 per cent. of the corresponding revenue.

Other operating revenue mainly represents charges for wireless data and value added services and interconnection revenue.

4 Other operating expenses

Other operating expenses primarily comprise selling and promotion expenses, provision for doubtful accounts, operating lease charges, maintenance charges, debt collection fees, spectrum charges, write-off of fixed assets and other miscellaneous expenses.

5 Other net income

Other net income represents of the gross margin from sales of SIM cards and handsets.

	2004 RMB million	2003 RMB million
Sales of SIM cards and handsets	6,035	5,305
Cost of SIM cards and handsets	(2,868)	(2,841)
	3,167	2,464

6 Non-operating net income

	2004 RMB million	2003 RMB million
Exchange gain /(loss)	21	(38)
Penalty income	232	193
Amortisation of deferred tax credit of purchase of domestic telecommunications equipment	352	188
Others	295	91
	900	434

7 Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2004 RMB million	2003 RMB million
(a) Finance costs:		
Interest on bank loans and other borrowings repayable within five years	211	658
Interest on bank loans and other borrowings repayable after five years	508	553
Interest on fixed rate notes	330	394
Interest on bonds	517	517
Interest on convertible notes	129	129
Total interest costs	1,695	2,251
Less: Amount capitalised as construction in progress (Note)	(16)	(152)
	1,679	2,099

Note: Interest costs have been capitalised at a rate of 3.45 per cent. to 5.75 per cent. (2003: 3.45 per cent. to 6.03 per cent.) per annum for construction in progress.

	2004 RMB million	2003 RMB million
(b) Other items:		
Depreciation		
— owned assets	44,320	36,583
— assets held under finance leases	—	28
Loss on disposal of fixed assets	535	795
Amortisation of goodwill	1,930	1,850
Write off of fixed assets	5,900	669
Amortisation of deferred expenses	47	47
Operating lease charges in respect of		
— properties	2,041	1,575
— leased lines	3,861	4,914
— others	1,204	789
Contributions to defined contribution plans	771	546
Provision for doubtful accounts	2,273	2,006
Provision for obsolete inventories	29	16
Auditors' remuneration	63	42
Dividend income	(84)	(48)

8 Directors' remuneration

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2004 RMB million	2003 RMB million
Fees	3	3
Salaries, allowances and benefits in kind	11	11
Retirement scheme contributions	1	1
Performance related bonuses	3	3
	18	18

Included in the directors' remuneration were fees of RMB1,073,000 (2003: RMB1,120,000) paid to the independent non-executive directors during the year, including fees for serving on the audit committee and remuneration committee of amount RMB499,000 (2003: RMB468,000).

In addition to the above emoluments, certain directors were granted share options under the Company's share option scheme. The details of these benefits in kind are disclosed under the paragraph "Share option scheme" in the report of the directors and in note 32.

The number of directors whose remuneration from the Group falls within the following bands is set out below:

	2004	2003
HK$ equivalent		
Nil to 1,000,000	8	10
1,000,001 to 1,500,000	1	3
1,500,001 to 2,000,000	4	1
2,000,001 to 2,500,000	2	3

9 Five highest paid individuals

Of the five highest paid individuals in 2004, four (2003: four) are directors of the Company and their remuneration has been included in note 8 above. The remuneration of the remaining highest paid individual (2003: one) falls within the band from HK$1,500,001 to HK$2,000,000 (2003: from HK$1,500,001 to HK$2,000,000) and his aggregate remuneration is as follows:

	2004 **RMB million**	2003 RMB million
Salaries, allowances and benefits in kind	1	1
Performance related bonuses	1	1
	2	2

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.

10 Taxation

(a) Taxation in the consolidated income statement represents:

	2004 **RMB million**	2003 RMB million
Current tax		
Provision for PRC enterprise income tax on the estimated taxable profits for the year	**20,145**	16,020
Over-provision in respect of PRC enterprise income tax for prior year	**(357)**	(375)
	19,788	15,645
Deferred tax		
Origination and reversal of temporary differences (note 20)	**(608)**	1,767
	19,180	17,412

(i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended 31 December 2004 and 2003.

(ii) The provision for the PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. and 15 per cent. respectively.

10 Taxation (cont'd)

(b) Reconciliation between income tax expense and accounting profit at applicable tax rates

	The Group 2004 RMB million	2003 RMB million
Expected PRC taxation at statutory tax rates	20,198	17,477
Non-taxable items		
— Interest income	(26)	(12)
Non-deductible expenses on PRC operations	551	1,059
Non-deductible expenses on Hong Kong operations	217	324
Rate differential on PRC operations	(1,390)	(1,286)
Rate differential on Hong Kong operations	166	277
Reversal of deferred taxation due to change of tax rate	(13)	17
Over-provision for prior year	(357)	(375)
Others	(166)	(69)
Income tax	19,180	17,412

(c) Current taxation in the consolidated balance sheets represents:

	The Group 2004 RMB million	2003 RMB million
Provision for PRC enterprise income tax for the year	20,145	16,020
Balance of PRC enterprise income tax payable relating to prior year	98	539
Balance of PRC enterprise income tax payable arising on acquisition of subsidiaries	490	—
PRC enterprise income tax paid	(14,304)	(12,301)
Balance at 31 December	6,429	4,258
Add: Tax recoverable	235	258
Tax payable	6,664	4,516

11 Profit attributable to shareholders

The consolidated profit attributable to shareholders includes a loss of RMB1,073,000,000 (2003: loss of RMB1,787,000,000) which has been dealt with in the financial statements of the Company.

Reconciliation of the above amount to the Company's profit for the year:

	2004 RMB million	2003 RMB million
Amount of consolidated profit attributable to shareholders dealt with in the Company's financial statements	(1,073)	(1,787)
Final dividends from subsidiaries attributable to the profits of the previous financial year, approved and paid during the year	25,978	27,301
Company's profit for the year (note 33(b))	24,905	25,514

12 Dividends

(a) **Dividends attributable to the year:**

	2004 RMB million	2003 RMB million
Interim dividend declared and paid of HK$0.20 (equivalent to approximately RMB0.21) (2003: HK$0.16 (equivalent to approximately RMB0.17)) per share	4,175	3,339
Final dividend proposed after the balance sheet date of HK$0.46 (equivalent to approximately RMB0.49) (2003: HK$0.20 (equivalent to approximately RMB0.21)) per share	9,614	4,178
	13,789	7,517

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

12 Dividends (cont'd)

(b) Dividends attributable to the previous financial year, approved and paid during the year:

	2004 RMB million	2003 RMB million
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.20 (equivalent to approximately RMB0.21) (2003:HK$0.32 (equivalent to approximately RMB0.34)) per share	4,174	6,679

13 Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to shareholders of RMB42,004,000,000 (2003: RMB35,556,000,000) and the weighted average number of 19,673,185,236 shares (2003: 19,671,653,899 shares) in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the adjusted profit attributable to shareholders of RMB42,133,000,000 (2003: RMB35,685,000,000), after adding back the interest expense on the convertible notes, and the weighted average number of 19,774,092,867 shares (2003: 19,762,812,436 shares) issued and issuable after adjusting for the effects of all dilutive potential ordinary shares, as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue.

13 Earnings per share (cont'd)

(c) Reconciliations

	2004 RMB million	2003 RMB million
Profit attributable to shareholders used in calculating basic earnings per share	**42,004**	35,556
Interest expense on the convertible notes	**129**	129
Profit attributable to shareholders used in calculating diluted earnings per share	**42,133**	35,685

	2004 Number of shares	2003 Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	**19,673,185,236**	19,671,653,899
Deemed issue of ordinary shares for no consideration	**100,907,631**	91,158,537
Weighted average number of ordinary shares used in calculating diluted earnings per share	**19,774,092,867**	19,762,812,436

14 Fixed assets

(a) The Group

	Land use rights and buildings RMB million	Telecommunications transceivers, switching centres, transmission and other network equipment RMB million	Office equipment, furniture and fixtures and others RMB million	Total RMB million
Cost:				
At 1 January 2004	24,957	233,026	11,600	269,583
Acquired on acquisition of subsidiaries	6,533	30,203	1,679	38,415
Additions	334	1,578	1,064	2,976
Transferred from construction in progress	7,138	52,256	259	59,653
Disposals	(105)	(2,324)	(160)	(2,589)
Assets written-off	(18)	(23,708)	(383)	(24,109)
At 31 December 2004	38,839	291,031	14,059	343,929
Accumulated depreciation:				
At 1 January 2004	2,359	90,981	4,639	97,979
Acquired on acquisition of subsidiaries	184	3,341	212	3,737
Charge for the year	1,536	41,157	1,627	44,320
Written back on disposals	(25)	(1,828)	(108)	(1,961)
Assets written-off	(11)	(17,876)	(322)	(18,209)
At 31 December 2004	4,043	115,775	6,048	125,866
Net book value:				
At 31 December 2004	34,796	175,256	8,011	218,063
At 31 December 2003	22,598	142,045	6,961	171,604

14 Fixed assets (cont'd)

(b) The Company

	Office equipment, furniture and fixtures and others RMB million
Cost:	
At 1 January 2004	7
Additions	2
At 31 December 2004	9
Accumulated depreciation:	
At 1 January 2004	5
Charge for the year	1
At 31 December 2004	6
Net book value:	
At 31 December 2004	3
At 31 December 2003	2

(c) The analysis of net book value of land use rights and buildings is as follows:

	The Group	
	2004 RMB million	2003 RMB million
Long leases	1,097	563
Medium-term leases	33,480	22,008
Short-term leases	219	27
	34,796	22,598

All of the Group's buildings are located outside Hong Kong.

(d) The Group leases certain telecommunications equipment under finance leases. None of the leases includes contingent rentals.

15 Construction in progress

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed at 31 December 2004.

16 Goodwill

	The Group	
	Goodwill RMB million	**Positive goodwill carried in reserves** RMB million
Cost:		
At 1 January 2004	37,159	296,800
Addition arising on acquisition of subsidiaries	2,857	—
At 31 December 2004	40,016	296,800
Accumulated amortisation:		
At 1 January 2004	2,786	—
Amortisation for the year	1,930	—
At 31 December 2004	4,716	—
Carrying amount:		
At 31 December 2004	35,300	296,800
At 31 December 2003	34,373	296,800

17 Investments in subsidiaries

	The Company	
	2004 **RMB million**	2003 RMB million
Unlisted equity investments, at cost	**468,222**	438,012

17 Investments in subsidiaries (cont'd)

Pursuant to a resolution passed at the extraordinary general meeting held on 16 June 2004, the Company acquired the entire issued share capital of Neimenggu Mobile (BVI) Limited ("Neimenggu Mobile BVI"), Jilin Mobile (BVI) Limited ("Jilin Mobile BVI"), Heilongjiang Mobile (BVI) Limited ("Heilongjiang Mobile BVI"), Guizhou Mobile (BVI) Limited ("Guizhou Mobile BVI"), Yunnan Mobile (BVI) Limited ("Yunnan Mobile BVI"), Xizang Mobile (BVI) Limited ("Xizang Mobile BVI"), Gansu Mobile (BVI) Limited ("Gansu Mobile BVI"), Qinghai Mobile (BVI) Limited ("Qinghai Mobile BVI"), Ningxia Mobile (BVI) Limited ("Ningxia Mobile BVI"), Xinjiang Mobile (BVI) Limited ("Xinjiang Mobile BVI"), Beijing P&T Consulting & Design Institute (BVI) Limited ("Zhongjing Design Institute BVI") and China Mobile Communication (BVI) Limited ("CMC BVI") from China Mobile Hong Kong (BVI) Limited ("CMHK BVI"). The acquisition was completed on 1 July 2004. The only assets of each of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI are their interests in the entire equity of Neimenggu Mobile Communication Company Limited ("Neimenggu Mobile"), Jilin Mobile Communication Company Limited ("Jilin Mobile"), Heilongjiang Mobile Communication Company Limited ("Heilongjiang Mobile"), Guizhou Mobile Communication Company Limited ("Guizhou Mobile"), Yunnan Mobile Communication Company Limited ("Yunnan Mobile"), Xizang Mobile Communication Company Limited ("Xizang Mobile"), Gansu Mobile Communication Company Limited ("Gansu Mobile"), Qinghai Mobile Communication Company Limited ("Qinghai Mobile"), Ningxia Mobile Communication Company Limited ("Ningxia Mobile"), Xinjiang Mobile Communication Company Limited ("Xinjiang Mobile"), Beijing P&T Consulting & Design Institute Company Limited ("Jingyi Design Institute") and China Mobile Communication Company Limited ("CMC"), respectively, at a consideration of US$3,650,000,000 (equivalent to RMB30,210,000,000).

Amounts due from subsidiaries under current assets are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business. Amount due to subsidiary included under non-current liabilities represents amount due to Guangdong Mobile Communication Company Limited ("Guangdong Mobile") in relation to the guaranteed bonds, which is unsecured, interest bearing and repayable over one year (see note 26(f)).

17 Investments in subsidiaries (cont'd)

Details of the principal subsidiaries at 31 December 2004 are as follows:

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by subsidiary	Principal activity
Guangdong Mobile*	PRC	RMB5,594,840,700	100%	—	Mobile telecommunications operator
Zhejiang Mobile Communication Company Limited* ("Zhejiang Mobile")	PRC	RMB2,117,790,000	100%	—	Mobile telecommunications operator
Jiangsu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Jiangsu Mobile Communication Company Limited* ("Jiangsu Mobile")	PRC	RMB2,800,000,000	—	100%	Mobile telecommunications operator
Fujian Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Fujian Mobile Communication Company Limited* ("Fujian Mobile")	PRC	RMB5,247,480,000	—	100%	Mobile telecommunications operator
Henan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Henan Mobile Communication Company Limited* ("Henan Mobile")	PRC	RMB4,367,733,641	—	100%	Mobile telecommunications operator
Hainan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Hainan Mobile Communication Company Limited* ("Hainan Mobile")	PRC	RMB643,000,000	—	100%	Mobile telecommunications operator
Beijing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

17 Investments in subsidiaries (cont'd)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by subsidiary	Principal activity
Beijing Mobile Communication Company Limited*	PRC	RMB6,124,696,053	—	100%	Mobile telecommunications operator
Shanghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Shanghai Mobile Communication Company Limited*	PRC	RMB6,038,667,706	—	100%	Mobile telecommunications operator
Tianjin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Tianjin Mobile Communication Company Limited*	PRC	RMB2,151,035,483	—	100%	Mobile telecommunications operator
Hebei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Hebei Mobile Communication Company Limited* ("Hebei Mobile")	PRC	RMB4,314,668,600	—	100%	Mobile telecommunications operator
Liaoning Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Liaoning Mobile Communication Company Limited*	PRC	RMB5,140,126,680	—	100%	Mobile telecommunications operator
Shandong Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Shandong Mobile Communication Company Limited*	PRC	RMB6,341,851,146	—	100%	Mobile telecommunications operator
Guangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

17 Investments in subsidiaries (cont'd)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by subsidiary	Principal activity
Guangxi Mobile Communication Company Limited*	PRC	RMB2,340,750,100	—	100%	Mobile telecommunications operator
Anhui Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Anhui Mobile Communication Company Limited* ("Anhui Mobile")	PRC	RMB4,099,495,494	—	100%	Mobile telecommunications operator
Jiangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Jiangxi Mobile Communication Company Limited* ("Jiangxi Mobile")	PRC	RMB2,932,824,234	—	100%	Mobile telecommunications operator
Chongqing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Chongqing Mobile Communication Company Limited* ("Chongqing Mobile")	PRC	RMB3,029,645,401	—	100%	Mobile telecommunications operator
Sichuan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Sichuan Mobile Communication Company Limited* ("Sichuan Mobile")	PRC	RMB7,483,625,572	—	100%	Mobile telecommunications operator
Hubei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company

17 Investments in subsidiaries (cont'd)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by subsidiary	Principal activity
Hubei Mobile Communication Company Limited* ("Hubei Mobile")	PRC	RMB3,961,279,556	—	100%	Mobile telecommunications operator
Hunan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Hunan Mobile Communication Company Limited* ("Hunan Mobile")	PRC	RMB4,015,668,593	—	100%	Mobile telecommunications operator
Shaanxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Shaanxi Mobile Communication Company Limited* ("Shaanxi Mobile")	PRC	RMB3,171,267,431	—	100%	Mobile telecommunications operator
Shanxi Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Shanxi Mobile Communication Company Limited* ("Shanxi Mobile")	PRC	RMB2,773,448,313	—	100%	Mobile telecommunications operator
Neimenggu Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Neimenggu Mobile*	PRC	RMB2,862,621,870	—	100%	Mobile telecommunications operator
Jilin Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company

17 Investments in subsidiaries (cont'd)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by subsidiary	Principal activity
Jilin Mobile*	PRC	RMB3,277,579,314	—	100%	Mobile telecommunications operator
Heilongjiang Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Heilongjiang Mobile*	PRC	RMB4,500,508,035	—	100%	Mobile telecommunications operator
Guizhou Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Guizhou Mobile*	PRC	RMB2,541,981,749	—	100%	Mobile telecommunications operator
Yunnan Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Yunnan Mobile*	PRC	RMB4,137,130,733	—	100%	Mobile telecommunications operator
Xizang Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Xizang Mobile*	PRC	RMB848,643,686	—	100%	Mobile telecommunications operator
Gansu Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Gansu Mobile*	PRC	RMB1,702,599,589	—	100%	Mobile telecommunications operator
Qinghai Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company

17 Investments in subsidiaries (cont'd)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by subsidiary	Principal activity
Qinghai Mobile*	PRC	RMB902,564,911	—	100%	Mobile telecommunications operator
Ningxia Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Ningxia Mobile*	PRC	RMB740,447,232	—	100%	Mobile telecommunications operator
Xinjiang Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Xinjiang Mobile*	PRC	RMB2,581,599,600	—	100%	Mobile telecommunications operator
Zhongjing Design Institute BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Jingyi Design Institute*	PRC	RMB160,232,500	—	100%	Provision of telecommunications network planning design and consulting services
CMC BVI	BVI	1 share at HK$1	100%	—	Investment holding company
CMC*	PRC	RMB1,641,848,326	—	100%	Network and business coordination center
China Mobile Holding Company Limited*	PRC	US$30,000,000	100%	—	Investment holding company
China Mobile (Shenzhen) Limited*	PRC	US$7,633,000	—	100%	Provision of roaming clearance services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company

17 Investments in subsidiaries (cont'd)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by subsidiary	Principal activity
Aspire (BVI) Limited	BVI	US$1,000	—	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited*	PRC	US$10,000,000	—	100%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited*	PRC	US$5,000,000	—	100%	Provision of mobile data solutions, system integration and development
Aspire Information Technologies (Beijing) Limited*	PRC	US$1,000,000	—	100%	Technology platform development and maintenance
Fujian FUNO Mobile Communication Technology Company Limited ("Fujian FUNO") (Formerly known as "Fujian Nokia Mobile Communication Technology Company Limited")	PRC	US$3,800,000	—	51%	Network planning and optimising construction-testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System

* Companies registered as wholly-foreign owned enterprises in the PRC.

18 Interest in associates

	The Group	
	2004 RMB million	2003 RMB million
Unlisted shares, at cost	21	37
Capital contributions, at cost	9	9
	30	46
Less: Provision for impairment	(30)	(30)
	—	16

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by subsidiary	Principal activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services

Fujian FUNO (Formerly known as "Fujian Nokia Mobile Communication Technology Company Limited") was an associated company of the Group as at 31 December 2003. During the year, the Group acquired additional equity interest in Fujian FUNO and thus Fujian FUNO became a subsidiary of the Group.

19 Investment securities

	The Group	
	2004 RMB million	2003 RMB million
Unlisted equity securities in the PRC, at cost	77	77

20 Deferred tax assets and liabilities

The components of deferred tax assets/(liabilities) recognised in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognised and the movements during 2004

	At 1 January 2004 RMB million	**Additions on acquisition of subsidiaries** RMB million	**Credited/ (charged) to consolidated income statement** RMB million	**At 31 December 2004** RMB million
Deferred tax assets arising from:				
Provision for obsolete inventories	23	—	7	30
Write-down and write-off of fixed assets relating to network equipment	1,025	—	1,201	2,226
Amortisation of deferred revenue	69	—	(69)	—
Income recognition on prepaid service fee	479	—	(437)	42
Provision for certain operating expenses	367	115	394	876
Provision for doubtful accounts	1,300	78	(484)	894
	3,263	193	612	4,068
Deferred tax liabilities arising from:				
Capitalised interest	(97)	(4)	(4)	(105)
Total	3,166	189	608	3,963

20 Deferred tax assets and liabilities (cont'd)

Deferred tax assets and liabilities recognised and the movements during 2003

	At 1 January 2003 RMB million	Additions on acquisition of subsidiaries RMB million	Credited/ (charged) to consolidated income statement RMB million	At 31 December 2003 RMB million
Deferred tax assets arising from:				
Provision for obsolete inventories	16	—	7	23
Write-down and write-off of fixed assets relating to network equipment	200	—	825	1,025
Amortisation of deferred revenue	154	—	(85)	69
Income recognition on prepaid service fee	3,259	—	(2,780)	479
Provision for certain operating expenses	—	—	367	367
Provision for doubtful accounts	1,362	—	(62)	1,300
	4,991	—	(1,728)	3,263
Deferred tax liabilities arising from:				
Capitalised interest	(58)	—	(39)	(97)
Total	4,933	—	(1,767)	3,166

	The Group 2004 RMB million	2003 RMB million
Net deferred tax assets recognised in the consolidated balance sheet	**4,068**	3,263
Net deferred tax liabilities recognised in the consolidated balance sheet	**(105)**	(97)
Balance at 31 December	**3,963**	3,166

21 Deferred expenses

	The Group and the Company	
	2004 RMB million	2003 RMB million
Balance at 1 January	**143**	190
Less: Amortisation for the year	**(47)**	(47)
Balance at 31 December	**96**	143

22 Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business (see note 34).

At 31 December 2004, amount due to immediate holding company included in non-current liabilities primarily represented the balances of the purchase consideration of RMB9,976,000,000 and RMB13,657,000,000 for acquisition of subsidiaries in 2002 and 2004 respectively.

The balances of the purchase consideration for acquisitions of subsidiaries in 2002 and 2004, are unsecured, bear interest at the rate of two year US dollar LIBOR swap rate per annum (for the year ended 31 December 2003: 3.801 per cent. per annum and for the year ended 31 December 2004: 2.595 to 3.801 per cent. per annum) and are not expected to be settled within one year. The balances of the purchase consideration for the acquisitions of subsidiaries in 2002 and 2004 are due on 1 July 2017 and 2019 respectively.

The balances are subordinated to other senior debts owed by the Company from time to time including the convertible notes. The Company may make early payment of all or part of the balances at any time before the date without penalty.

22 Amounts due from/to ultimate holding company and amount due to immediate holding company (cont'd)

The movements of amount due to immediate holding company included in non-current liabilities are as follows:

	The Group and the Company	
	2004 RMB million	2003 RMB million
Balance at 1 January	9,976	15,176
Addition during the year	13,657	—
Less: Repayments during the year	—	(5,200)
Balance at 31 December	23,633	9,976

The current portion of amount due to immediate holding company represented interest payable on the unpaid balances of the purchase consideration, which is expected to be settled within one year.

23 Accounts receivable

Accounts receivable, net of provision for doubtful accounts, are all outstanding for less than three months with the following ageing analysis:

	The Group	
	2004 RMB million	2003 RMB million
Within 30 days	5,339	5,121
31 – 60 days	666	545
61 – 90 days	548	450
	6,553	6,116

Balances are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

24 Other receivables

Other receivables primarily comprise receivables from sales agents of revenue collected on behalf of the Group, utilities deposits and rental deposits.

25 Cash and cash equivalents

	The Group		The Company	
	2004 RMB million	2003 RMB million	**2004 RMB million**	2003 RMB million
Deposits with banks — within three months of maturity	**7,100**	5,696	**2,074**	2,339
Cash at banks and in hand	**38,049**	33,433	**63**	16
	45,149	39,129	**2,137**	2,355

26 Bank loans and other interest-bearing borrowings

(a) The Group

		2004			2003		
	Note	Current liabilities RMB million	Non-current liabilities RMB million	Total RMB million	Current liabilities RMB million	Non-current liabilities RMB million	Total RMB million
Bank loans	(c)	315	—	315	1,853	672	2,525
Other loans	(c)	2,140	—	2,140	6,253	—	6,253
Fixed rate notes	(d)	—	—	—	4,984	—	4,984
Convertible notes	(e)	5,725	—	5,725	—	5,735	5,735
Bonds	(f)	—	13,000	13,000	—	13,000	13,000
		8,180	13,000	21,180	13,090	19,407	32,497

All of the above bank and other loans are unsecured.

As at 31 December 2004, other loans include designated loans borrowed from China Mobile Communications Corporation ("China Mobile"), the ultimate holding company, totalling RMB2,140,000,000 (2003: RMB6,170,000,000), which bear interest at 3.45 per cent. (2003: 3.57 per cent.) per annum with maturities in 2005.

26 Bank loans and other interest-bearing borrowings (cont'd)

(b) The Company

	Note	2004 Current liabilities RMB million	2004 Non-current liabilities RMB million	2004 Total RMB million	2003 Current liabilities RMB million	2003 Non-current liabilities RMB million	2003 Total RMB million
Fixed rate notes	(d)	—	—	—	4,984	—	4,984
Convertible notes	(e)	5,725	—	5,725	—	5,735	5,735
		5,725	—	5,725	4,984	5,735	10,719

(c) The Group's long-term bank and other loans were repayable as follows:

	The Group Bank loans RMB million	Other loans RMB million	Total RMB million
At 31 December 2004:			
On demand or within one year (note 26(a))	315	—	315
After one year but within two years	—	—	—
	315	—	315
At 31 December 2003:			
On demand or within one year (note 26(a))	1,203	6,253	7,456
After one year but within two years	672	—	672
	1,875	6,253	8,128

The current portion of long-term bank and other loans are included in the current liabilities of bank and other loans as set out in note 26(a) above.

(d) Fixed rate notes

On 2 November 1999, the Company issued unsecured fixed rate notes (the "notes") with a principal amount of US$600,000,000 at an issue price equal to 99.724 per cent. of the principal amount of the notes, due on 2 November 2004. The notes bear interest at the rate of 7.875 per cent. per annum and such interest is payable semi-annually on 2 May and 2 November of each year, commencing 2 May 2000. The notes were fully redeemed during the year.

26 Bank loans and other interest-bearing borrowings (cont'd)

(e) Convertible notes

(i) On 3 November 2000, the Company issued convertible notes (the "Notes") in an aggregate principal amount of US$690,000,000 at an issue price equal to 100 per cent. of the principal amount of the Notes. The Notes bear interest at the rate of 2.25 per cent. per annum, payable semi-annually on 3 May and 3 November of each year commencing 3 May 2001. Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed at 100 per cent. of the principal amount, plus any accrued and unpaid interest on 3 November 2005. The Notes are unsecured, senior and unsubordinated obligations of the Company.

(ii) The Notes are convertible at any time on or after 3 December 2000 and before the close of business on the third business day prior to the earlier of (1) the maturity date of 3 November 2005 or (2) the redemption date fixed for early redemption, at an initial conversion price, subject to adjustment in certain events, of HK$59.04 per share.

(iii) During the year, no Notes were converted into ordinary shares of the Company.

(f) Bonds

(i) On 18 June 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000,000,000 (the "Ten-year Bonds") at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100 per cent. of the principal amount, will mature on 18 June 2011 and the interest will be accrued up to 17 June 2011. Incidental costs incurred in relation to the issue of the bonds are amortised on a straight-line basis over the period from the date of issue to the date of maturity.

(ii) On 28 October 2002, Guangdong Mobile issued five-year guaranteed bonds (the "Five-year Bonds") and fifteen-year guaranteed bonds (the "Fifteen-year Bonds"), with a principal amount of RMB3,000,000,000 and RMB5,000,000,000 respectively, at an issue price equal to the face value of the bonds.

26 Bank loans and other interest-bearing borrowings (cont'd)

(f) Bonds (cont'd)

The Five-year Bonds and the Fifteen-year Bonds bear interest at the rate of 3.5 per cent. per annum and 4.5 per cent. per annum respectively and payable annually. They are redeemable at 100 per cent. of the principal amount and will mature on 28 October 2007 and 28 October 2017 and the interest will be accrued up to 27 October 2007 and 27 October 2017 respectively.

The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the above bonds. China Mobile has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

27 Obligations under finance leases

As at 31 December 2004, the Group had obligations under finance leases repayable as follows:

	The Group					
	2004			2003		
	Present value of the minimum lease payments RMB million	Interest expense relating to future periods RMB million	Total minimum lease payments RMB million	Present value of the minimum lease payments RMB million	Interest expense relating to future periods RMB million	Total Minimum lease payments RMB million
Within 1 year	68	3	71	68	3	71

28 Accounts payable

Accounts payable primarily includes payables for network expansion projects expenditure, leased lines and interconnection expenses.

The ageing analysis of accounts payable as at 31 December is as follows:

	The Group	
	2004 RMB million	2003 RMB million
Amounts payable in the next:		
1 month or on demand	22,815	14,066
2–3 months	3,119	3,348
4–6 months	2,773	2,198
7–9 months	2,465	1,966
10–12 months	3,864	3,647
	35,036	25,225

29 Deferred revenue

Deferred revenue includes primarily prepaid service fees received from subscribers and deferred tax credit of purchase of domestic telecommunications equipments. Prepaid service fees are recognised as income when the mobile telecommunications services are rendered upon actual usage by subscribers. Deferred tax credit of purchase of domestic telecommunications equipment is amortised as non-operating income over the remaining lives of the related fixed assets.

Deferred revenue at 31 December 2003 also includes income from assignment of rights. The balance represents the unamortised portion of proceeds received by Guangdong Mobile from certain distributors of telecommunications services pursuant to assignment of rights agreements which were fully amortised during the year.

	The Group	
	2004 RMB million	2003 RMB million
Balance at 1 January	10,164	7,629
Additions on acquisition of subsidiaries	992	—
Additions during the year	83,375	54,032
Recognised in income statement	(80,651)	(51,497)
Balance at 31 December	13,880	10,164
Less: Current portion	(12,936)	(9,476)
Non-current portion	944	688

30 Employee retirement benefits

(a) As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organised by their respective Municipal Governments under which they are governed.

Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans.

(b) The Group also operates a Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 per cent. of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.

31 Share capital

	2004 HK$ million	2003 HK$ million
Authorised:		
30,000,000,000 ordinary shares of HK$0.10 each	3,000	3,000

Issued and fully paid:

	2004			2003		
	No. of shares	HK$ million	Equivalent RMB million	No. of shares	HK$ million	Equivalent RMB million
At 1 January	19,671,653,899	1,967	2,099	19,671,653,899	1,967	2,099
Shares issued under share option scheme (Note 32)	28,985,500	3	3	—	—	—
At 31 December	19,700,639,399	1,970	2,102	19,671,653,899	1,967	2,099

32 Equity compensation benefits

Pursuant to a resolution passed at the annual general meeting held on 24 June 2002, the share option scheme established on 8 October 1997 (the "Old Scheme") was terminated and the current share option scheme (the "Current Scheme") was adopted.

Under the Old Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors of the Company or any of its subsidiaries, to take up options to subscribe for shares of the Company. Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest, to take up options to subscribe for shares of the Company.

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above schemes equals to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Current Scheme will not be counted for the purpose of calculating this 10 per cent. limit. The consideration payable for the grant of each option under each of the Old Scheme and the Current Scheme is HK$1.00.

32 Equity compensation benefits (cont'd)

For options granted before 1 September 2001 under the Old Scheme, the exercise price of options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80 per cent. of the average of the closing price of the share on The Stock Exchange of Hong Kong Limited (the "SEHK") on the five trading days immediately preceding the date on which the option was granted.

With effect from 1 September 2001, the SEHK requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the SEHK on the date on which the option was granted and the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the SEHK on the date on which the option was granted; and

(iii) the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

Under both the Old Scheme and the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the adoption of the scheme (in the case of the Old Scheme) and within 10 years after the date on which the option is granted (in the case of the Current Scheme).

32 Equity compensation benefits (cont'd)

(a) Movements in share options

	The Group	
	2004 Number of shares involved in the options	2003 Number of shares involved in the options
At 1 January	258,964,000	262,970,500
Granted	290,176,000	—
Exercised	(28,985,500)	—
Cancelled	(9,343,500)	(4,006,500)
At 31 December	510,811,000	258,964,000
Options vested at 31 December	112,008,750	58,738,250

32 Equity compensation benefits (cont'd)

(b) Terms of unexpired and unexercised share options at balance sheet date

Date granted	Exercise period	Exercise price	2004 Number of shares involved in the options	2003 Number of shares involved in the options
26 November 1999	26 November 1999 to 7 October 2007	HK$33.91	**1,000,000**	3,500,000
26 November 1999	26 November 2002 to 7 October 2007	HK$33.91	**1,000,000**	3,500,000
25 April 2000	25 April 2002 to 7 October 2007	HK$45.04	**14,185,000**	14,686,000
25 April 2000	25 April 2005 to 7 October 2007	HK$45.04	**14,185,000**	14,686,000
22 June 2001	22 June 2003 to 7 October 2007	HK$32.10	**36,244,500**	37,052,250
22 June 2001	22 June 2006 to 7 October 2007	HK$32.10	**36,244,500**	37,052,250
3 July 2002	3 July 2004 to 2 July 2012	HK$22.85	**59,579,250**	74,243,750
3 July 2002	3 July 2007 to 2 July 2012	HK$22.85	**59,579,250**	74,243,750
28 October 2004	28 October 2005 to 27 October 2014	HK$22.75	**115,277,400**	—
28 October 2004	28 October 2006 to 27 October 2014	HK$22.75	**86,458,050**	—
28 October 2004	28 October 2007 to 27 October 2014	HK$22.75	**86,458,050**	—
21 December 2004	21 December 2005 to 20 December 2014	HK$26.75	**240,000**	—
21 December 2004	21 December 2006 to 20 December 2014	HK$26.75	**180,000**	—
21 December 2004	21 December 2007 to 20 December 2014	HK$26.75	**180,000**	—
			510,811,000	258,964,000

32 Equity compensation benefits (cont'd)

(c) Details of share options granted during the year

Details of share options granted during 2004 are as follows:

Date granted	Exercise period	Exercise price	Number of shares involved in the options
28 October 2004	28 October 2005 to 27 October 2014	HK$22.75	115,830,400
28 October 2004	28 October 2006 to 27 October 2014	HK$22.75	86,872,800
28 October 2004	28 October 2007 to 27 October 2014	HK$22.75	86,872,800
21 December 2004	21 December 2005 to 20 December 2014	HK$26.75	240,000
21 December 2004	21 December 2006 to 20 December 2014	HK$26.75	180,000
21 December 2004	21 December 2007 to 20 December 2014	HK$26.75	180,000
			290,176,000

No share options were granted during 2003.

(d) Details of share options exercised during the year

Details of share options exercised during 2004 are as follows:

Date granted	Exercise price	Weighted average closing price per share of the share options exercised	Proceeds received	Number of shares involved in the options
3 July 2002	HK$22.85	HK$26.43	HK$633,424,850	27,721,000
28 October 2004	HK$22.75	HK$25.00	HK$28,767,375	1,264,500
			HK$662,192,225	28,985,500

No share options were exercised during 2003.

33 Reserves

(a) The Group

	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	PRC statutory reserves RMB million	Retained profits RMB million	Total RMB million
At 1 January 2003	374,579	(295,665)	72	24,714	67,466	171,166
Dividends approved in respect of previous year (note 12(b))	—	—	—	—	(6,679)	(6,679)
Dividends declared in respect of the current year (note 12(a))	—	—	—	—	(3,339)	(3,339)
Net profit for the year	—	—	—	—	35,556	35,556
Transfer to PRC statutory reserves	—	—	—	7,972	(7,972)	—
At 31 December 2003	374,579	(295,665)	72	32,686	85,032	196,704
At 1 January 2004	374,579	(295,665)	72	32,686	85,032	196,704
Dividends approved in respect of previous year (note 12(b))	—	—	—	—	(4,174)	(4,174)
Dividends declared in respect of the current year (note 12(a))	—	—	—	—	(4,175)	(4,175)
Shares issued under share option scheme (note 32)	700	—	—	—	—	700
Net profit for the year	—	—	—	—	42,004	42,004
Transfer to PRC statutory reserves	—	—	—	9,591	(9,591)	—
At 31 December 2004	375,279	(295,665)	72	42,277	109,096	231,059

33 Reserves (cont'd)

(b) The Company

	Share premium RMB million	General reserve RMB million	Retained profits RMB million	Total RMB million
At 1 January 2003	374,579	72	23,358	398,009
Dividends approved in respect of previous year (note 12(b))	—	—	(6,679)	(6,679)
Dividends declared in respect of the current year (note 12(a))	—	—	(3,339)	(3,339)
Net profit for the year (note 11)	—	—	25,514	25,514
At 31 December 2003	374,579	72	38,854	413,505
At 1 January 2004	374,579	72	38,854	413,505
Dividends approved in respect of previous year (note 12(b))	—	—	(4,174)	(4,174)
Dividends declared in respect of the current year (note 12(a))	—	—	(4,175)	(4,175)
Shares issued under share option scheme (note 32)	700	—	—	700
Net profit for the year (note 11)	—	—	24,905	24,905
At 31 December 2004	375,279	72	55,410	430,761

At 31 December 2004, the amount of distributable reserves of the Company amounted to RMB55,482,000,000 (2003: RMB38,926,000,000).

Share premium

The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

Capital reserve

At 31 December 2004, the debit balance of capital reserve is primarily the result of the elimination of goodwill arising on the acquisition of subsidiaries against the capital reserve in previous years.

PRC statutory reserves

PRC statutory reserves include general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund.

33 Reserves (cont'd)

(b) The Company (cont'd)

PRC statutory reserves (cont'd)

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in the PRC are required to transfer at least 10 per cent. of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to the general reserve until the balance of the general reserve is equal to 50 per cent. of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10 per cent. of their profit after taxation determined under PRC GAAP.

The general reserve can be used to reduce previous years' losses and to increase the capital of the subsidiaries while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire fixed assets and to increase current assets.

Statutory surplus reserve can be used to reduce previous years' losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25 per cent. of the registered capital of the subsidiaries. Statutory public welfare fund can only be utilised on capital items for the collective benefits of the employees such as the construction of staff quarters and other staff welfare facilities. This reserve is non-distributable other than in liquidation.

At 31 December 2004, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund were RMB18,394,000,000 (2003: RMB13,562,000,000), RMB23,646,000,000 (2003: RMB18,890,000,000), RMB102,000,000 (2003: RMB100,000,000) and RMB135,000,000 (2003: RMB134,000,000) respectively.

34 Related party transactions

(a) Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group has also significant transactions with China Mobile (the Company's ultimate holding company) and its subsidiaries, other than the Group, (the "China Mobile Group"). The following is a summary of principal related party transactions carried out by the Group with China Mobile Group for the years ended 31 December 2004 and 2003. The majority of these transactions also constitute connected transactions under the Listing Rules. Further details of these transactions are disclosed under the paragraph "Connected Transactions" in the directors' report.

	Note	2004 RMB million	2003 RMB million
Interconnection revenue	(i)	**2,438**	6,010
Interconnection charges	(ii)	**2,117**	6,290
Leased line charges	(iii)	**132**	515
Spectrum fees	(iv)	**303**	508
Operating lease charges	(v)	**281**	264
Roaming billing processing fees	(vi)	**22**	194
Equipment maintenance service fees	(vii)	**81**	57
Construction and related service fees	(viii)	**287**	313
Purchase of transmission tower and transmission tower-related service and antenna maintenance service fees	(ix)	**148**	84
Prepaid card sales commission income	(x)	**142**	281
Prepaid card sales commission expenses	(x)	**155**	283
Technology platform development and maintenance service income	(xi)	**25**	22
Telecommunications lines maintenance service fees	(xii)	**54**	44
Interest paid/payable	(xiii)	**645**	906

34 Related party transactions (cont'd)

Notes:

(i) A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming in calls. Interconnection revenue represents domestic and international roaming in usage charges and applicable long distance charges from non-subscribers received or receivable from the relevant domestic and international mobile telecommunication operators through the China Mobile Group.

(ii) A mobile telephone user using roaming services is charged at the respective roaming usage rate and applicable long distance charges for roaming out calls. Interconnection charges represent the amount of domestic and international roaming out charges and applicable long distance charges received or receivable from subscribers which is to be remitted to the relevant domestic and international mobile telecommunication operators for their share of revenue through the China Mobile Group.

(iii) Leased line charges represent expenses paid or payable to the China Mobile Group for the use of inter-provincial leased lines which link the Group's mobile switching centres together and with other mobile switching centres of the China Mobile Group.

(iv) Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company's subsidiaries in the PRC.

(v) Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

(vi) Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company's subsidiaries.

(vii) Equipment maintenance service fees represent the amounts paid or payable to subsidiaries of China Mobile for the provision of the maintenance services to the Company's subsidiaries.

(viii) Construction and related service fees represent the amounts paid or payable to subsidiaries of China Mobile for the provision of telecommunications projects planning, design and construction services and telecommunications lines and pipeline construction services to the Company's subsidiaries.

(ix) This represents payments made by Hebei Mobile to acquire transmission towers from a subsidiary of China Mobile and expenses paid or payable to the relevant subsidiary of China Mobile for the provision of transmission towers related services and antenna maintenance services provided to Hebei Mobile; and payment made by the Group to Hubei Communications Services Company, a subsidiary of China Mobile, in respect of the purchase of transmission towers and for the provision of transmission tower related services.

(x) Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company's subsidiaries or paid/payable by the Company's subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.

34 Related party transactions (cont'd)

Notes (cont'd):

(xi) Technology platform development and maintenance service income represents the amounts received or receivable from the China Mobile Group in respect of equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges for the mobile information service centre platform.

(xii) Telecommunications lines maintenance service fees represent the amounts paid or payable by Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile to the relevant subsidiaries of China Mobile for the provision of telecommunications lines maintenance services.

(xiii) Interest paid/payable represents the interest paid or payable to China Mobile and CMHK BVI in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.

(b) Pursuant to a resolution passed at the extraordinary general meeting held on 16 June 2004, the Company acquired the entired share capital of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI from CMHK BVI, the immediate holding company of the Company, for a total consideration of US$3,650,000,000 (equivalent to RMB30,210,000,000). The total consideration was satisfied by cash. The only assets of each of Neimenggu Mobile BVI, Jilin Mobile BVI, Heilongjiang Mobile BVI, Guizhou Mobile BVI, Yunnan Mobile BVI, Xizang Mobile BVI, Gansu Mobile BVI, Qinghai Mobile BVI, Ningxia Mobile BVI, Xinjiang Mobile BVI, Zhongjing Design Institute BVI and CMC BVI are their interests in the entire equity of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, Jingyi Design Institute and CMC respectively.

35 Commitments

(a) Capital commitments

Capital commitments outstanding at 31 December 2004 not provided for in the financial statements were as follows:

	The Group		The Company	
	2004 RMB million	2003 RMB million	**2004 RMB million**	2003 RMB million
Commitments in respect of land and buildings				
— authorised and contracted for	**1,249**	911	—	—
— authorised but not contracted for	**2,354**	2,751	—	—
	3,603	3,662	—	—
Commitments in respect of telecommunications equipment				
— authorised and contracted for	**10,370**	6,622	—	—
— authorised but not contracted for	**30,640**	28,886	—	—
	41,010	35,508	—	—
Total commitments				
— authorised and contracted for	**11,619**	7,533	—	—
— authorised but not contracted for	**32,994**	31,637	—	—
	44,613	39,170	—	—

35 Commitments (cont'd)

(b) Operating lease commitments

At 31 December 2004, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group				The Company
	Land and buildings RMB million	**Leased lines** RMB million	**Others** RMB million	**Total** RMB million	**Land and buildings** RMB million
At 31 December 2004:					
Within one year	1,220	1,945	454	3,619	2
After one year but within five years	2,693	920	1,387	5,000	—
After five years	1,122	225	117	1,464	—
	5,035	3,090	1,958	10,083	2
At 31 December 2003:					
Within one year	1,007	3,786	245	5,038	2
After one year but within five years	2,558	2,978	255	5,791	—
After five years	1,324	253	167	1,744	—
	4,889	7,017	667	12,573	2

The Group leases certain land and buildings, leased lines and other equipment under operating leases. None of the leases includes contingent rentals.

36 Post balance sheet events

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in note 12(a).

37 Ultimate holding company

The directors consider the ultimate holding company at 31 December 2004 to be China Mobile Communications Corporation, a company incorporated in the PRC.

Supplementary Information for ADS Holders

The Group's accounting policies conform with generally accepted accounting principles in Hong Kong ("HK GAAP") which differ in certain material respects from those applicable generally accepted accounting principles in the United States of America ("US GAAP").

The significant differences relate principally to the following items and the adjustments considered necessary to present the net profit and shareholders' equity in accordance with US GAAP are shown in the tables set out below:

(a) Effect of combination of entities under common control

Under HK GAAP, the Group adopted the acquisition method to account for the purchase of subsidiaries from the holding company. Under the acquisition method, the acquired results are included in the results of operations from the date of their acquisition. For acquisitions before 1 January 2001, goodwill arising on the acquisition, being the excess of the cost over the fair value of the Group's share of the separable net assets acquired, is eliminated against reserves immediately on acquisition. For acquisitions on or after 1 January 2001, goodwill arising on the acquisition is amortised to the consolidated income statement on a straight-line basis over 20 years.

As a result of the Group and the acquired subsidiaries, being under common control prior to the acquisition, such acquisitions under US GAAP are considered "combinations of entities under common control". Under US GAAP, combinations of entities under common control are accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination are restated on a combined basis. The consideration paid and payable by the Group has been treated as distribution to owner in the year of acquisition. Goodwill arising on consolidation and the amortisation of goodwill which are recognised under HK GAAP has been reversed for US GAAP purposes.

(b) Capitalisation of interest

Under HK GAAP, interest costs are only capitalised to the extent that funds are borrowed and used for the purpose of obtaining qualifying asset which necessarily takes a substantial period of time to get ready for its intended use.

Under US GAAP, interest costs capitalised are determined based on specific borrowings related to the acquisition or construction of an asset, if an entity's financing plans associate a specific new borrowing with a qualifying asset. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with an asset, additional interest costs capitalised are based on the weighted average interest rate applicable to other borrowings of the entity.

(c) Revaluation and impairment of fixed assets

For certain periods prior to 31 May 1997, the fixed assets of the subsidiaries were revalued in compliance with PRC rules and regulations, resulting in an increase in shareholders' equity.

Additionally, the fixed assets of the subsidiaries were revalued as a result of the restructuring occurred in 1997 and the subsequent acquisitions. These fixed asset revaluations result in an increase in shareholders' equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases, except for the acquisitions in 2002 and 2004.

In connection with the acquisitions in 2002 and 2004, the fixed assets of the subsidiaries acquired were revalued at 31 December 2001 and 31 December 2003 respectively. Such revaluations resulted in an increase directly to those shareholders' equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases, and a charge to income statement with respect to the decrease in carrying amount of certain fixed assets below their historical cost bases.

The carrying amount of fixed assets under HK GAAP is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the fixed assets, discounted to their present values using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. A subsequent increase in the recoverable amount is written back to results of operations when circumstances and events that led to the write-down or write-off cease to exist.

Under US GAAP, fixed assets are stated at their historical cost, less accumulated depreciation. Accordingly, the revaluation reserve recorded directly to shareholders' equity and the charge to income statement under HK GAAP as a result of the revaluation of fixed assets are reversed for US GAAP purposes. Additionally, as a result of the tax deductibility of the revaluation reserve, a deferred tax asset related to the reversal of the revaluation is created under US GAAP with a corresponding increase in shareholders' equity.

Under US GAAP, fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Any subsequent increase in the recoverable amount written back to results of operations when circumstances and events that led to the write-down or write-off cease to exist under HK GAAP is reversed for US GAAP purposes.

(c) Revaluation and impairment of fixed assets (cont'd)

For the years presented, there were no differences related to impairment charges under HK GAAP and US GAAP. The US GAAP difference as shown in the reconciliation represents the reversal of revaluation reserves and the related depreciation which are recognised under HK GAAP.

(d) Employee housing scheme

The Group provides staff quarters under its employee housing schemes at below market prices. Under HK GAAP, employee housing scheme costs borne by the corresponding PTAs and not charged to the subsidiaries are not recognised by the subsidiaries.

Under US GAAP, employee housing scheme costs borne by the corresponding PTAs and not charged to the subsidiaries are reflected as an expense in the statement of income and a corresponding capital contribution. Additionally, under US GAAP, the costs to be borne by the subsidiaries are accrued over the term of the program.

(e) Deferred taxation

Until 31 December 2002, under HK GAAP, the Group provides for deferred tax liabilities only to the extent that there is a reasonable probability that such deferred tax liabilities will become payable in the foreseeable future. Deferred tax assets are not recognised unless their realisation is assured beyond reasonable doubt.

With effect from 1 January 2003, in order to comply with SSAP 12 (revised) issued by the HKICPA, the Group adopted a new accounting policy for deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases respectively. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available. The new accounting policy has been adopted retrospectively.

Under US GAAP, provisions are made for all deferred taxes as they arise, except a valuation allowance is provided against deferred tax assets when realisation of such amounts does not meet the criteria of "more likely than not". For the years presented, there were no differences related to the recognition of deferred tax under HK GAAP and US GAAP. The US GAAP difference as shown in the reconciliation represents the deferred tax effects of US GAAP adjustments.

(f) Share option scheme

The Group grants share options to directors and employees. Under HK GAAP, the proceeds received are recognised as an increase to capital upon the exercise of the share options.

Under US GAAP, the Group determines compensation expenses based upon the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options and amortises this amount over the vesting period of the option concerned.

(g) Revenue recognition

Until 30 June 1999, under both HK GAAP and US GAAP, connection fees revenue and telephone number selection fees were recognised as received. Under US GAAP, effective 1 July 1999, net connection fees and telephone number selection fees received in excess of direct costs were deferred and recognised over the estimated customer usage period of approximately 48 months.

Under US GAAP, effective 1 January 2000, the Group adopted provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB101"). In December 2003, Staff Accounting Bulletin No.104, "Revenue Recognition" ("SAB104") updates the guidance in SAB101 and Emerging Issues Task Force Issue 00-21 "Revenue Arrangement with Multiple Deliverable" ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. Under SAB104, connection fees and telephone number selection fees received and incremental direct costs up to, but not exceeding such fees, were deferred and amortised over the estimated customer usage period for the related service. The cumulative effect from the adoption of SAB104 was not material.

(h) Interconnection, roaming and leased line agreements

In May 2000, the Group entered into new agreements with China Mobile for inter-provincial interconnection and domestic and international roaming services, and inter-provincial long distance transmission leased line arrangement with retrospective effect from 1 October 1999 for Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile and from 1 April 1999 for Fujian Mobile, Henan Mobile and Hainan Mobile. Under HK GAAP, the net savings refunded to the Group as a result of the two agreements taking retrospective effect were recorded in operations for the year ended 31 December 2000. Under US GAAP, such net savings are deferred and amortised on a straight-line basis over seven years.

Effect on net profit of significant differences between HK GAAP and US GAAP is as follows:

	2004 US$ million (except per share data)	2004 RMB million	2003 RMB million (except per share data)	2002 RMB million
Net profit under HK GAAP	**5,075**	**42,004**	35,556	32,601
Adjustments:				
Effect of combination of entities under common control	**192**	**1,587**	(1,358)	5,088
Capitalised interest	**(14)**	**(116)**	(96)	(100)
Revaluation of fixed assets	**(46)**	**(380)**	3,984	672
Share option scheme	**(10)**	**(86)**	(192)	(331)
Amortisation of net connection fees and telephone number selection fees	**13**	**109**	659	853
Amortisation of net savings from interconnection, roaming and leased line agreements	**10**	**86**	86	85
Reversal of goodwill	**233**	**1,930**	1,850	936
Deferred tax effects of US GAAP adjustments	**(9)**	**(73)**	(969)	(388)
Net profit under US GAAP	**5,444**	**45,061**	39,520	39,416
Basic net profit per share in accordance with US GAAP	**US$0.28**	**RMB2.29**	RMB2.01	RMB2.01
Diluted net profit per share in accordance with US GAAP	**US$0.28**	**RMB2.29**	RMB2.01	RMB2.01
Basic net profit per ADS in accordance with US GAAP*	**US$1.38**	**RMB11.45**	RMB10.05	RMB10.07
Diluted net profit per ADS in accordance with US GAAP*	**US$1.38**	**RMB11.43**	RMB10.03	RMB10.06

* Based on a ratio of 5 ordinary shares to one ADS.

Effect on shareholders' equity of significant differences between HK GAAP and US GAAP is as follows:

	2004 US$ million	2004 RMB million	2003 RMB million
Shareholders' equity under HK GAAP	28,171	233,161	198,803
Adjustments:			
Effect of combination of entities under common control	—	—	25,766
Capitalised interest	32	264	380
Revaluation of fixed assets			
— cost	(942)	(7,796)	(7,796)
— accumulated depreciation and other	975	8,071	8,451
Deferred tax adjustments on revaluations	(7)	(57)	21
Employee housing scheme	(202)	(1,674)	(1,674)
Deemed capital contribution for employee housing scheme	202	1,674	1,674
Deferral of net connection fees and telephone number selection fees	(1)	(6)	(115)
Deferral of net savings from interconnection, roaming and leased line agreements	(24)	(200)	(286)
Reversal of goodwill	(4,265)	(35,300)	(34,373)
Deferred tax effects of US GAAP adjustments	(2)	(18)	(23)
Shareholders' equity under US GAAP	23,937	198,119	190,828

Solely for the convenience of the reader, the 31 December 2004 tables above and following information have been translated into United States dollars at the rate of US$1.00 = RMB8.2765 quoted by the Federal Reserve Bank of New York on 31 December 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 31 December 2004, or any other certain date.

Condensed consolidated statements of income prepared under US GAAP

	Year ended 31 December			
	2004 US$ million (except per share data)	2004 RMB million	2003 RMB million (except per share data)	2002 RMB million
Operating revenue				
Usage fees	16,538	136,876	125,702	117,392
Monthly fees	3,196	26,458	24,067	22,234
Connection fees	31	252	1,173	1,505
Other operating revenue	4,915	40,678	29,339	21,828
	24,680	204,264	180,281	162,959
Operating expenses				
Cost of services (excluding depreciation of RMB47,133 million, RMB41,936 million, RMB32,801million included below)	(2,580)	(21,357)	(24,757)	(28,103)
Depreciation	(5,695)	(47,133)	(41,936)	(32,801)
Selling, general and administration	(9,003)	(74,513)	(56,909)	(45,087)
	(17,278)	(143,003)	(123,602)	(105,991)
Profit from operations	7,402	61,261	56,679	56,968
Other net income	404	3,343	2,667	2,050
Non-operating net income	115	949	527	739
Interest income	124	1,032	860	788
Finance costs	(210)	(1,738)	(2,213)	(2,141)
Profit from ordinary activities before taxation	7,835	64,847	58,520	58,404
Taxation	(2,388)	(19,764)	(19,009)	(18,986)
Profit from ordinary activities after taxation	5,447	45,083	39,511	39,418
Minority interests	(3)	(22)	9	(2)
Net profit	5,444	45,061	39,520	39,416
Basic net profit per share	US$0.28	RMB2.29	RMB2.01	RMB2.01
Diluted net profit per share	US$0.28	RMB2.29	RMB2.01	RMB2.01
Basic net profit per ADS*	US$1.38	RMB11.45	RMB10.05	RMB10.07
Diluted net profit per ADS*	US$1.38	RMB11.43	RMB10.03	RMB10.06

* Based on a ratio of 5 ordinary shares to one ADS.

Condensed consolidated balance sheets prepared under US GAAP

	At 31 December		
	2004 US$ million	2004 RMB million	2003 RMB million
ASSETS			
Current assets			
Cash and cash equivalents	5,455	45,149	40,300
Deposits with banks	2,448	20,264	17,352
Accounts receivable	779	6,447	6,652
Other receivables	222	1,835	2,091
Tax recoverable	29	235	258
Current portion of deferred tax	222	1,843	2,243
Inventories	302	2,499	2,380
Prepayments and other current assets	359	2,974	2,630
Amount due from ultimate holding company	43	356	1,143
Amounts due from related parties	18	150	170
Total current assets	9,877	81,752	75,219
Fixed assets	26,412	218,602	206,635
Construction in progress	3,775	31,239	33,429
Investment securities	9	77	77
Interest in associates	—	—	16
Deferred tax	270	2,232	1,211
Deferred expenses	12	101	311
Total assets	40,355	334,003	316,898
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	3,988	33,005	27,511
Bills payable	202	1,676	2,083
Bank loans and other interest-bearing borrowings	989	8,180	18,230
Current instalments of obligations under finance leases	8	68	78
Taxation	805	6,664	4,521
Amounts due to related parties	267	2,208	2,305
Accrued expenses and other payables	3,911	32,372	25,480
Amount due to immediate holding company	12	98	47
Amount due to ultimate holding company	55	459	1,595
Amounts due to fellow subsidiaries	—	—	2,830
Current portion of deferred revenue	1,563	12,936	10,188
Total current liabilities	11,800	97,666	94,868

Condensed consolidated balance sheets prepared under US GAAP (cont'd)

	At 31 December		
	2004 US$ million	2004 RMB million	2003 RMB million
LIABILITIES AND SHAREHOLDERS' EQUITY (cont'd)			
Bank loans and other interest-bearing borrowings	1,571	13,000	19,407
Deferred revenue, excluding current portion	140	1,155	1,422
Deferred taxation	23	187	215
Amount due to immediate holding company	2,855	23,633	9,976
Total liabilities	16,389	135,641	125,888
Minority interests	29	243	182
Shareholders' equity	23,937	198,119	190,828
Total liabilities and shareholders' equity	40,355	334,003	316,898

Note: The above condensed "Consolidated balance sheets" and "Consolidated statements of income" as at 31 December 2003 and 2004 and for each of the three years ended 31 December 2002, 2003 and 2004 include the results of the Company and its subsidiaries prepared under US GAAP as if the current Group structure had been in place throughout the relevant periods.

Financial Summary

(Expressed in Renminbi)

Results

	2004 RMB million	2003 RMB million	2002 RMB million	2001 RMB million	2000 RMB million
Operating revenue					
Usage fees	128,534	111,027	93,272	73,458	46,287
Monthly fees	24,760	20,666	16,901	14,085	9,623
Connection fees	—	—	—	711	2,213
Other operating revenue	39,087	26,911	18,388	12,077	6,861
	192,381	158,604	128,561	100,331	64,984
Operating expenses					
Leased lines	3,861	4,914	5,287	5,005	5,501
Interconnection	12,072	12,868	12,975	13,055	8,329
Depreciation	44,320	36,611	26,827	17,664	9,759
Personnel	9,717	7,700	6,757	5,325	3,991
Other operating expenses	62,677	43,308	27,919	18,270	10,578
	132,647	105,401	79,765	59,319	38,158
Profit from operations	59,734	53,203	48,796	41,012	26,826
Write-down and write-off of analog network equipment	—	—	—	—	(1,525)
Amortisation of goodwill	(1,930)	(1,850)	(936)	—	—
Other net income	3,167	2,464	1,686	1,594	915
Non-operating net income/(expenses)	900	434	571	(6)	(5)
Interest income	1,014	807	713	857	1,006
Finance costs	(1,679)	(2,099)	(1,852)	(1,740)	(824)
Profit from ordinary activities before taxation	61,206	52,959	48,978	41,717	26,393
Taxation	(19,180)	(17,412)	(16,375)	(13,763)	(8,153)
Profit from ordinary activities after taxation	42,026	35,547	32,603	27,954	18,240
Minority interests	(22)	9	(2)	1	—
Profit attributable to shareholders	42,004	35,556	32,601	27,955	18,240

Assets and liabilities

	2004 RMB million	2003 RMB million	2002 RMB million	2001 RMB million	2000 RMB million
Fixed assets	**218,063**	171,604	165,409	105,208	87,465
Construction in progress	**31,239**	28,370	23,013	19,981	13,527
Goodwill	**35,300**	34,373	36,223	—	—
Interest in associates	—	16	16	16	46
Investment securities	**77**	77	77	77	61
Deferred tax assets	**4,068**	3,263	4,991	2,680	4,310
Deferred expenses	**96**	143	190	180	164
Net current (liabilities)/assets	**(17,757)**	(8,693)	(4,012)	8,096	4,959
Total assets less current liabilities	**271,086**	229,153	225,907	136,238	110,532
Long term bank loans and other interest-bearing borrowings	**(13,000)**	(19,407)	(36,348)	(21,591)	(23,134)
Obligations under finance leases, excluding current instalments	—	—	—	(812)	(1,235)
Amount due to immediate holding company	**(23,633)**	(9,976)	(15,176)	—	—
Deferred revenue, excluding current portion	**(944)**	(688)	(869)	(820)	(1,122)
Deferred tax liabilities	**(105)**	(97)	(58)	—	—
Minority interests	**(243)**	(182)	(191)	(32)	(17)
Net assets	**233,161**	198,803	173,265	112,983	85,024

Notes:

(1) The above tables summarise the results of the Group for the years ended 31 December 2000, 2001, 2002, 2003 and 2004, together with the Group's assets and liabilities as at 31 December 2000, 2001, 2002, 2003 and 2004.

The Group's results for the years ended 31 December 2000, 2001, 2002, 2003 and 2004 include the results of the Company and its subsidiaries for the period from 1 January or the date of incorporation or acquisition, if later, to 31 December of the year.

(2) Despite a change in accounting policy for goodwill, figures for the year 2000 have not been adjusted as the Group has taken advantage of the transitional provisions set out in paragraph 88 of Statement of Standard Accounting Practice ("SSAP") 30 with the effect that the new accounting policy has been adopted prospectively from 1 January 2001 onwards.

(3) Figures for the years from 2000 to 2002 have been adjusted as the Group adopted retrospectively the accounting policy of SSAP 12 (revised).

Unaudited Pro Forma Financial Information of the Group

The following is the text of a report, prepared for the sole purpose of inclusion in this annual report, received from KPMG, Certified Public Accountants, Hong Kong.

KPMG

8th Floor
Prince's Building
10 Chater Road
Hong Kong

11 March 2005

The Board of Directors
China Mobile (Hong Kong) Limited
60/F The Center
99 Queen's Road Central
Hong Kong

We report on the unaudited pro forma financial information of China Mobile (Hong Kong) Limited (the "Company", and together with its subsidiaries are referred to as the "Group") set out on pages 155 to 158 in the Company's annual report for the year ended 31 December 2004. The unaudited pro forma financial information has been prepared by the Directors of the Company solely for illustrative purposes to provide information about how the acquisition of the interests in the Target Companies (as defined herein) by the Company might have affected the relevant financial information of the Group for the year ended 31 December 2004 as if the acquisition had taken place on 1 January 2004. The basis of preparation of the unaudited pro forma financial information is set out in the accompanying introduction and notes to the unaudited pro forma financial information of the Group.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited pro forma financial information in accordance with Paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the directors of the Company.

Our work did not constitute an audit or review made in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not express any such audit or review assurance on the unaudited pro forma financial information.

The unaudited pro forma financial information is for illustrative purposes only, based on the directors' judgements and assumptions, and because of its nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position or results of:

- the Group had the transaction actually occurred as at the date indicated therein; or

- the Group at any future date or for any future periods.

Opinion

In our opinion:

(a) the accompanying unaudited pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to Paragraph 29(1) of Chapter 4 of the Listing Rules.

Yours faithfully
KPMG
Certified Public Accountants
Hong Kong

Introduction to the unaudited pro forma financial information

On 1 July 2004, the acquisition (the "Acquisition") of Neimenggu Mobile Communication Company Limited, Jilin Mobile Communication Company Limited, Heilongjiang Mobile Communication Company Limited, Guizhou Mobile Communication Company Limited, Yunnan Mobile Communication Company Limited, Xizang Mobile Communication Company Limited, Gansu Mobile Communication Company Limited, Qinghai Mobile Communication Company Limited, Ningxia Mobile Communication Company Limited, Xinjiang Mobile Communication Company Limited, Beijing P&T Consulting & Design Institute Company Limited and China Mobile Communication Company Limited (each individually referred to as a "Target Company", and together with its subsidiary collectively referred to as the "Target Group") by the Company was completed. The consideration of US$3,650 million (equivalent to approximately RMB30,210 million) was satisfied by the payment of an initial consideration of US$2,000 million (equivalent to approximately RMB16,553 million) and a deferred consideration of US$1,650 million (equivalent to approximately RMB13,657 million). The initial consideration was satisfied by cash. The deferred consideration is interest bearing and repayable within fifteen years.

The audited consolidated financial statements of the Group for the year ended 31 December 2004 includes the post-acquisition results of the Target Group for the period from 1 July 2004 to 31 December 2004. For the purpose of providing additional information to illustrate the effect of the Acquisition on the financial statements of the Group, the accompanying unaudited pro forma condensed income statement for the year ended 31 December 2004 is prepared to give effect to the above transaction as if such transaction had taken place on 1 January 2004.

The accompanying unaudited pro forma financial information is prepared in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), based upon the audited consolidated financial statements of the Group for the year ended 31 December 2004 and the audited combined income statement of the Target Group for the period from 1 January 2004 to 30 June 2004 after giving effect to the pro forma adjustments described in the accompanying notes. A narrative description of the pro forma adjustments that are (i) directly attributable to the transaction; (ii) expected to have a continuing impact on the Group; and (iii) factually supportable, are summarised in the accompanying notes.

Introduction to the unaudited pro forma financial information (cont'd)

The unaudited pro forma financial information is based on a number of assumptions, estimates, uncertainties and currently available information, and is provided for illustrative purposes. Accordingly, as a result of the uncertain nature of the accompanying unaudited pro forma financial information, it may not give a true picture of the actual financial position or results of the Group's operations that would have been attained had the Acquisition actually occurred on 1 January 2004. Further, the accompanying unaudited pro forma financial information of the Group does not purport to predict the Group's future financial position or results of operations.

The unaudited pro forma financial information should be read in conjunction with the audited financial statements of the Group in this annual report and the circular of the Company dated 3 May 2004.

Unaudited pro forma condensed income statement

For the year ended 31 December 2004

(Expressed in Renminbi)

	The Group RMB million	The Target Group RMB million	Pro forma adjustments RMB million	Note	Adjusted balance RMB million
Operating revenue (Turnover)					
Usage fees	128,534	8,342			136,876
Monthly fees	24,760	1,698			26,458
Other operating revenue	39,087	1,689	(117)	(a)	40,659
	192,381	11,729			203,993
Operating expenses					
Leased lines	3,861	338			4,199
Interconnection	12,072	728	(95)	(a)	12,705
Depreciation	44,320	3,739			48,059
Personnel	9,717	938			10,655
Other operating expenses	62,677	4,072	(22)	(a)	66,727
	132,647	9,815			142,345
Profit from operations	59,734	1,914			61,648
Amortisation of goodwill	(1,930)	—	(150)	(b)	(2,080)
Other net income	3,167	176			3,343
Non-operating net income	900	49			949
Interest income	1,014	18	(84)	(c)	948
Finance costs	(1,679)	(59)	(177)	(d)	(1,915)
Profit from ordinary activities before taxation	61,206	2,098			62,893
Taxation	(19,180)	(511)	27	(e)	(19,664)
Profit from ordinary activities after taxation	42,026	1,587			43,229
Minority interests	(22)	—			(22)
Net profit	42,004	1,587			43,207

Description of pro forma adjustments

(a) Elimination of the intercompany transactions between the Target Group and the Group on a combined basis.

(b) To record the amortisation of positive goodwill as a result of the Acquisition of the Target Companies as if the Acquisition had taken place on 1 January 2004. The amortisation is calculated to write off the cost of positive goodwill on a straight line basis over 20 years.

(c) To adjust for reduction in the interest income for the initial cash consideration to be taken from the internal resources of the Group as if the transaction had taken place on 1 January 2004.

(d) To record the interest expense of the deferred consideration at 2.595% per annum as if the Acquisition had taken place on 1 January 2004. The interest expense is not deductible for taxation purposes.

(e) To record the tax effect of the pro forma adjustment described in note (d) above.

Glossary

This glossary contains certain definitions and other terms as they relate to the Company and the Group and as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

Average number of subscribers

The average number of subscribers is the weighted average of the number of subscribers in each calendar month in that year. In this annual report, the average number of subscribers is used to calculate indicators such as Minutes of Usage Per User Per Month (MOU) and Average Revenue Per User Per Month (ARPU).

Color Ring

"Color Ring" is the business of replacing the normal answer ring tone heard by the calling party when making a call with a wide variety of colorful songs, melodies, sound effects or voice recordings.

GSM

Global System for Mobile Communications, a pan-European mobile telephone system based on digital transmission and cellular network architecture with roaming capability. GSM is the standard accepted in most of Europe, the Middle East, Africa, Australia and Asia (with the exception of, among others, Japan and South Korea).

Interconnection

The establishment of effective communication links between telecommunications networks so as to permit the subscribers of a telecommunications service operator to communicate with the subscribers of another telecommunications service operator or to utilize the telecommunications services provided by another telecommunications service operator.

MMS

Multimedia Messaging Service (MMS). MMS is capable of delivering messages combining animated color pictures, sounds, text and motion pictures. MMS is a mobile data service launched after SMS.

Monternet

"Monternet" is China Mobile's unified brand for mobile data businesses.

M-Zone

A customer brand introduced by the Group that targets the critical "youth" market. Customer usage is encouraged and regular usage patterns for telecommunications services are cultivated through offerings of bundled voice and mobile data services, which enable users to follow trends in fashion, entertainment and leisure, and to more readily socialize with their peers.

Network utilization rate

The ratio of the aggregate subscriber base to the capacity of the mobile telecommunications network. At present, the capacity of the mobile telecommunications network is calculated on the basis that each wireless voice channel can support 30 subscribers.

Penetration rate

The total number of subscribers (including the estimated subscribers using the services of other operators) divided by the total population within a designated area.

Roaming

A service which allows a subscriber to use his or her handset while outside of his or her home location. Roaming requires an agreement between operators in order to permit subscribers to access the other operator's system.

3G (Third Generation mobile telecommunications technologies)

Third Generation mobile telecommunications technologies are focused on providing wireless broadband multi-media communications services, including high-speed data services, imaging services and global roaming.

China Mobile (Hong Kong) Limited
60/F., The Center
99 Queen's Road Central
Hong Kong
Tel: (852) 3121 8888
Fax: (852) 3121 8809
Website: www.chinamobilehk.com